Exhibit 99.1

AMC Mining Consultants (Canada) Ltd. BC0767129 Suite 1330, 200 Granville Street Vancouver BC V6C 1S4 CANADA T +1 604 669 0044 F +1 604 669 1120 E amcvancouver@amcconsultants.ca

MINERA JUANICIPIO PROPERTY ZACATECAS STATE, MEXICO TECHNICAL REPORT for MINERA JUANICIPIO S.A. de C.V

Prepared by AMC Mining Consultants (Canada) Limited
in accordance with the requirements of National
Instrument 43-101” Standards of Disclosure for
Mineral Projects”, of the Canadian Securities
Administrators

Qualified Persons:

M Thomas, MAusIMM (CP), AMC Consultants Pty Limited.
H Thalenhorst, P. Geo., Strathcona Mineral Services Limited.
A Riles, MAIG, AMC Mining Consultants (Canada) Limited.

AMC Number: 711046
Effective Date: 1 July 2012

ADELAIDE +61 8 8201 1800	BRISBANE +61 7 3839 0099	MELBOURNE +61 3 8601 3300	PERTH +61 8 6330 1100	TORONTO +1 416 640 1212	VANCOUVER +1 604 669 0044	MAIDENHEAD +44 1628 778 256

www.amcconsultants.com

AMC 711046 : 1 July 2012 : FINAL

CONTENTS

ABBREVIATIONS	1

1	SUMMARY	2
1.1	Introduction	2
1.2	Location	2
1.3	Geology	2
1.4	Mineral Resources	3
1.5	Geotechnical Considerations	3
1.6	Mining Concept	4
1.7	Mineral Processing	5
1.8	Project Infrastructure	6
1.9	Project Development and Production Schedule	6
1.10	Project Capital Costs	7
1.11	Site Operating Costs	8
1.12	Project Revenue	8
1.13	Economic Analysis	8
1.14	Sensitivity	9
1.15	Conclusions and Recommendations	11
1.16	Recommendations for Further Work	11

2	INTRODUCTION	12
2.1	Purpose	12
2.2	Terms of Reference	12
2.3	Sources of Information	13
2.4	Qualified Persons	13
2.5	Units of Measure and Currency	14

3	RELIANCE ON OTHER EXPERTS	15
3.1	Property Ownership	15
3.2	Taxation Matters	15

4	PROPERTY DESCRIPTION AND LOCATION	16
4.1	Property Location	16
4.2	Property Description and Ownership	17
4.3	Surface Rights	17
4.4	Existing Environmental Liabilities	17

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY	19
5.1	Accessibility	19
5.2	Climate	19
5.3	Local Resources and Infrastructure	19
5.4	Physiography and Vegetation	19

6	HISTORY	20
6.1	Exploration History	20
6.2	Resource Estimate History	21

7	GEOLOGICAL SETTING AND MINERALIZATION	23
7.1	Regional Geology	23
7.2	Local Geology (after Ross, 2012)	23

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7.2.1	Cretaceous Rocks	23
7.2.2	Tertiary Rocks	26
7.2.3	Structural Geology	27
7.3	Mineralization	27
7.3.1	Valdecañas and Desprendido Veins	28
7.3.2	Juanicipio Vein	30
7.3.3	Las Venadas Structure	30

8	DEPOSIT TYPES (AFTER THALENHORST, 2011)	31

9	EXPLORATION	33

10	DRILLING	34
10.1	General (modified after Ross, 2011 and Thalenhorst, 2011).	34
10.2	Core Recovery	34

11	SAMPLE PREPARATION, ANALYSES, AND SECURITY	35
11.1	MAG Silver Sample Preparation and Analyses	35
11.2	Fresnillo Sample Preparation and Analyses	35
11.3	Core Storage and Security	36
11.4	Assay Quality Control	36
11.4.1	Blanks	36
11.4.2	Standard Reference Materials	36
11.4.3	Check Assay Results	37
11.4.4	Conclusions and Recommendations	38
11.5	Bulk Density Data	38

12	DATA VERIFICATION	39

13	MINERAL PROCESSING AND METALLURGICAL TESTING	40
13.1	Metallurgical Testing	40
13.2	Implications for Process Design	43
13.3	Recoveries and Concentrate Grades	44

14	MINERAL RESOURCE ESTIMATES	45
14.1	General	45
14.2	Data Available	45
14.3	Geological Framework	45
14.3.1 Geological Interpretation	45
14.3.2 Wire Framing	46
14.4	Assay Statistics, Domaining, and Choice of Capping Values	47
14.5	Compositing	49
14.6	Bulk Density	51
14.7	Variography	51
14.8	Block Model	51
14.9	Grade Interpolation	52
14.9.1 Composite Utilization	52
14.9.2 Search Ellipsoids and Search Distances	53
14.9.3 Grade Interpolation	53
14.9.4 Bulk Density Interpolation	54
14.10	Resource Classification	54
14.11	Resource Estimation Results	55
14.11.1 Cut-Off Grade and Reporting Boundaries	55

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14.11.2 Presentation of Resource Estimate	55
14.11.3 Grade – Tonnage Information	59
14.11.4 Block Model Verification	60

15	MINERAL RESERVE ESTIMATES	61

16	MINING METHODS	62
16.1	Geotechnical Considerations	62
16.1.1 Rock Characterization	62
16.1.2 Hydrogeological Assessment	63
16.1.3 Stope Stability	63
16.1.4 Development Ground Support	63
16.2	Mining Method	63
16.3	Production Rate	64
16.4	Backfilling Method	64
16.5	Haulage	64
16.6	Access Development	64
16.7	Ventilation	65
16.8	Stoping	65
16.9	Tonnage and Grade of Material to be Mined and Milled	67
16.9.1 Underground Mobile Equipment	68
16.9.2 Underground Services	69
16.9.3 Dewatering	69
16.9.4 Underground Power Distribution and Communications	70
16.9.5 Magazines	71
16.9.6 Workshops and Fuel Storage	71

17	RECOVERY METHODS	72
17.1	Processing Plant and Operations	72
17.1.1 Comminution	76
17.1.2 Lead Flotation Circuit	76
17.1.3 Zinc Flotation Circuit	77
17.1.4 Pyrite Flotation Circuit	77
17.1.5 Concentrate Storage and Load-out	77
17.1.6 Reagents and Services	77

18	PROJECT INFRASTRUCTURE	78
18.1	Site Layout	78
18.2	Access Road	78
18.3	Power Supply	78
18.4	Water Supply	79
18.5	Stockpiles	79
18.6	Paste Fill Plant	80
18.7	Tailings Storage	80
18.8	Other Surface Facilities	81
18.8.1 Offices and Changehouse	81
18.8.2 Workshops and Fuel Storage	81

19	MARKET STUDIES AND CONTRACTS	83
19.1	Metal Prices	83
19.2	Marketing	83

20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	86

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21	CAPITAL AND OPERATING COSTS	87
21.1	Capital Costs	87
21.1.1 Mine Capital Costs	87
21.1.2 Mill Capital Costs	88
21.1.3 Infrastructure Capital Costs	89
21.1.4 Indirect Capital Costs	90
21.1.5 Capital Contingency	91
21.2	Operating Costs	92
21.2.1 Mine Operating Cost	93
21.2.2 Mill Operating Cost	94
21.2.3 General and Administration Operating Cost	95
21.2.4 Power	96
21.2.5 Labour	96

22	ECONOMIC ANALYSIS	98
22.1	Overview and Modeling Assumptions	98
22.2	Taxes	98
22.3	Revenue Assumptions	99
22.4	Analysis of Project Economics	100
22.5	Life-of-Mine Cash Flow	101
22.6	Revenue	102
22.7	Off-site Costs	105
22.8	Sensitivity to Metal Prices and Costs	105

23	ADJACENT PROPERTIES	109

24	OTHER RELEVANT DATA AND INFORMATION	110
24.1	Project Development Schedule	110
24.3	Mill Feed Schedule	111
24.4	Waste Rock Production	112
24.5	Run-of-Mine Stockpile	113
24.6	Vertical Development	113
24.7	Trucking Schedule	113
24.8	Concentrate Production Schedule	113

25	INTERPRETATIONS AND CONCLUSIONS	115
25.1	Key Risks and Uncertainties	115

26	RECOMMENDATIONS	116

27	REFERENCES	119

TABLES

Table 1.1	Estimate of Mineral Resources for Minera Juanicipio - November 2011(Cut-off Grade = 100 g/t Ag)	3
Table 1.2	Mill Recoveries and Concentrate Grades	5
Table 1.3	Project Development Milestones	6
Table 1.4	Tonnage of Material Mined and Processed as a Basis for the Economic Assessment	7

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Table 1.5	Summary of Capital Costs	7
Table 1.6	Summary of Project Physical Parameters	8
Table 1.7	Summary of Project Costs	9
Table 1.8	Summary of Financial Results	9
Table 1.9	Sensitivity of Economic Parameters to Changes in Metal Prices	10
Table 1.10	Sensitivity of NPV to Changes in Prices and Discount Rates	10
Table 1.11	Cost Breakdown of Recommended Further Work	11
Table 2.1	Persons who Prepared or Contributed to this Technical Report	13
Table 6.1	Resource Estimate and PEA Reports on Minera Juanicipio	21
Table 6.2	Comparison of FRS and RPA 2011 Resource Estimates1 (cut-off grade 100 g/t Ag)	22
Table 7.1	Stratigraphy of the Fresnillo District	24
Table 11.1	Standard Reference Materials Used for the Juanicipio Joint Venture	37
Table 11.2	Check Assay Results (577 Samples)	37
Table 13.1	Metallurgical Balance from General Composite Sample	41
Table 13.2	Summary of Flotation Tests on General and Section Composites	42
Table 13.3	Flotation Reagent Suites	43
Table 13.4	Head Grades Used for Test Work and for Process Design	43
Table 13.5	Metal Distribution to Concentrates	44
Table 13.6	Mill Recoveries and Concentrate Grades	44
Table 14.1	Data Available for Resource Estimation	45
Table 14.2	Summary of Vein Expansions	46
Table 14.3	Summary of Sample-Length Statistics	47
Table 14.4	Low-Grade and High-Grade Populations, Valdecañas Vein	47
Table 14.5	Statistics of Capped Vein Assays and Composites	50
Table 14.6	Density Statistics by Vein and by Domain	51
Table 14.7	Block Model Dimensions and Statistics	52
Table 14.8	Maximum and Minimum Number of Composites	53
Table 14.9	Search Ellipsoid Axes Directions and Radii	53
Table 14.10	Estimate of Mineral Resources for Minera Juanicipio — November 2011 (Cut-off Grade = 100 g/t Ag)	55
Table 16.1	Tonnage and Grade of Material to be Mined and Milled	67
Table 16.2	Design Assumptions	68
Table 16.3	Underground Mobile Equipment Fleet	68
Table 18.1	Estimated Site Power Demand	79
Table 18.2	Estimate of Site Water Usage	79
Table 19.1	Lead Concentrate Treatment Terms	84
Table 19.2	Zinc Concentrate Treatment Terms	84
Table 19.3	Concentrate Transport Costs	84
Table 21.1	Summary Capital Costs	87
Table 21.2	Mine Capital Costs (Direct Costs)	88
Table 21.3	Mill Capital Costs (Direct Costs)	89
Table 21.4	Infrastructure Capital Costs (Direct Costs)	89
Table 21.5	Indirect Capital Cost Summary	89
Table 21.6	Owners and EPCM Costs	90
Table 21.7	Details of Capitalised Operating Costs	91
Table 21.8	Capital Contingency	92
Table 21.9	Summary of Life-of-Mine Site Operating Costs	92
Table 21.10	Operating Costs per Tonne Milled	93
Table 21.11	Average Total Employment Costs per Person per Year	94

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Table 21.12	Life-of-Mine Underground Mine Operating Costs	94
Table 21.13	Life-of-Mine Mill Operating Costs	95
Table 21.14	Life-of-Mine General and Administration Operating Costs	95
Table 21.15	Estimated Annual Power Costs (Year 10)	96
Table 21.16	Estimated Employee Numbers	96
Table 22.1	Summary of Project Physical Parameters	100
Table 22.2	Summary of Project Costs	100
Table 22.3	Summary of Financial Results	101
Table 22.4	Revenue by Concentrate Type and by Metal	103
Table 22.5	Off-site Concentrate Treatment Costs	105
Table 22.6	Comparison of Economic Parameters to Changes in Metal Prices	107
Table 22.7	Sensitivity of NPV to Changes in Prices and Discount Rates	107
Table 22.8	Sensitivity to the Silver Refining Charge	108
Table 24.1	Key Scheduling Parameters	110
Table 24.2	Total Mine Development Quantities	110
Table 24.3	Project Development Milestones	111
Table 24.5	Development Waste Production	113
Table 26.1	Cost Breakdown of Recommended Further Work	116

FIGURES

Figure 4.1	Location of the Juanicipio Property	16
Figure 4.2	Map of the Juanicipio Concession Showing Vein Structures	18
Figure 7.1	Schematic Cross Section, Fresnillo District	25
Figure 7.2	1750 and 1650-metre Level Plans	28
Figure 7.3	Geological Cross Section Valdecañas & Desprendido Veins, Line 675 W	29
Figure 7.4	Geological Cross Section Juanicipio Vein, Line 18	30
Figure 8.1	Epithermal Vein Model as Adapted to the Fresnillo District	31
Figure 11.1	Selected Blank Results	36
Figure 11.2	QQ Plots of Check Assay Results for Silver	38
Figure 14.1	Valdecañas Vein, Low-Grade and High-Grade Domains for Silver	48
Figure 14.2	Block Model Extent	52
Figure 14.3	Outline of Indicated and Inferred Mineral Resources	54
Figure 14.4	1750-metre Level, Block Model Silver Grades, All Veins	56
Figure 14.5	Block Model Cross Section Valdecañas and Desprendido Veins Line 675 W	57
Figure 14.6	Block Model Cross Section Juanicipio Vein, Line 18	58
Figure 14.7	Grade –Tonnage Curves for the Valdecañas Vein	59
Figure 14.8	Grade –Tonnage Curves for the Desprendido Vein	59
Figure 16.1	Plan View of the Mine Development Layout	66
Figure 16.2	Sectional View of Mine Development Looking North	66
Figure 16.3	Schematic of the Proposed Valdecañas/Desprendido Pumping System	70
Figure 17.1	Process Flow Sheet	73
Figure 17.2	Plant General Arrangement	74
Figure 17.3	Plant Sections	74
Figure 18.1	Site Layout Concept	78
Figure 18.2	Concept Design of Tailings Storage Facility	81
Figure 21.1	Schedule of Site Operating Costs	93
Figure 21.2	Schedule of Estimated Employee Numbers	97

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Figure 22.1	Life-of-Mine Costs and Net Cash Flow after Tax (Undiscounted)	101
Figure 22.2	Costs and Cumulative Net Cash Flow after Tax (Undiscounted)	102
Figure 22.3	Revenue by Concentrate Type	103
Figure 22.4	Total Revenue by Metal	104
Figure 22.5	Life-of-Mine Revenue by Metal	104
Figure 22.6	Sensitivity of after Tax NPV to Changes in Metal Prices and Costs	106
Figure 22.7	Sensitivity of NPV after Tax to Changes in Silver and Gold Prices	106
Figure 23.1	Adjacent Properties (after Ross, 2012)	109
Figure 24.1	Production Schedule by Period	112
Figure 24.2	Mill Feed Grade by Year	112
Figure 24.3	Lead and Zinc Concentrate Production – Tonnage Schedule	114

Distribution list:
5 copies to	Juanicipio Technical Committee (Electronic)
1 copy to	AMC Vancouver Office

AMC 711046 : 1 July 2012 : FINAL

ABBREVIATIONS

The following abbreviations are used in this Report.

Unit/Term	Abbreviation	Unit/Term	Abbreviation
Percent	%	Litre	L
Percent lead	%Pb	Pound (avdp)	lb
Per pound (avdp)	/lb	Long-hole open stoping	LHOS
Per ounce (avdp)	/oz	Metre(s)	m
Per kilowatt hour	/kW.hr	Square metres	m2
Per cubic metre	/m3	Cubic metres	m3
Per stope tonne	/stope t	Cubic metres per hour	m3/hr
Tonne kilometres	/t.km	Million years ago	Ma
Per tonne	/t	Millimetres	mm
One millionth of a metre	µm	Million ounces (avdp)	Moz
Silver	Ag	Megapascals	MPa
Silver equivalent	AgEq	Metres above a datum	mRL
Above mean sea level	AMSL	Megatonnes	Mt
Bond work index	BWI	Megatonnes per annum	Mtpa
Cut-and-Fill	C&F	Megawatts	MW
Cyanide	CN	Modified Stability Number	N’
Diameter	dia	Project net present value	NPV
Dry metric tonnes	dmt	Per annum	p.a
Earnings before interest, tax, depreciation, and amortization	EBITDA	Lead concentrate	Pb conc
		Acidity or basicity	pH
Engineering, procurement, and contract management	EPCM	Pyrite	Py
		Pyrite doré	Py doré
General and administration	G&A	Rock Mass Rating	RMR
Grams per tonne	g/t	Rock quality designation	RQD
Grams per tonne of gold	g/t Au	Rock work index	RWI
Hydraulic Radius	HR	Semi-autogenous grinding	SAG
Hangingwall	HW	Tonne(s)	t
Internal rate of return	IRR	Tonnes per metre	t/m
Joint Ore Reserves Committee	JORC	Tonnes per cubic metre	t/m3
Kilobar	kbar	Tonnes per annum	tpa
Kilogram(s)	kg	Tonnes per day	tpd
Kilograms per cubic metre	kg/m3	Tonnes per hour	tph
Kilometre(s)	km	Tailings storage facility	TSF
Square kilometres	km2	Universal transverse mercator	UTM
Cubic kilometres per annum	km3/a	Volts	V
Kilopascal	kpa	Weight for weight	w/w
Kilotonne per annum	ktpa	Wet metric tonnes	wmt
Kilowatt	kW	Zinc	Zn
Kilowatt-hours	kWh	zinc concentrate	Zn conc

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1	SUMMARY

1.1	Introduction

This Technical Report (Report) provides a Preliminary Economic Assessment1 of the mineral resources identified within the Minera Juanicipio Concession (the Property) in Zacatecas State, Mexico. The Report has been prepared by AMC Mining Consultants (Canada) Ltd (AMC) on behalf of Minera Juanicipio S.A. de C.V. (Minera Juanicipio). It has been prepared in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (NI 43-101) of the Canadian Securities Administrators (CSA) for lodgement on CSA’s “System for Electronic Document Analysis and Retrieval” (SEDAR).

The Property is 100% owned by Minera Juanicipio. MAG Silver Corporation (MAG Silver), a company listed on the Toronto Stock Exchange, owns 44% of Minera Juanicipio. Fresnillo plc (FRS), a public company listed on the London Stock Exchange currently holds the remaining 56% interest. FRS manages the Property under the terms of a joint venture.

The monetary values shown in the Report are in US Dollars ($).

1.2	Location

The Property has an area of 7,679 hectares. Mineral resources have been identified within three vein structures, the main Valdecañas Vein, the underlying Desprendido Vein, and the Juanicipio Vein. The veins lie in the north-eastern part of the Property, about 6 km to the south-west of the city of Fresnillo, a town located about 60 km north-west of the state capital, Zacatecas City. Surface rights to the part of the Property where mineral resources have been identified are held by Minera Juanicipio.

1.3	Geology

The Valdecañas Vein hosts the majority of the mineral resources. It has an overall strike of approximately 120° and dips to the south-west at 50° to 60°. In the area covered by the current resource estimate the vein has a strike length of 1.2 km to 1.6 km and is continuous below an elevation of 1,900 m above mean sea level (AMSL). Surface elevation is approximately 2,300 m AMSL. The true width of the vein varies from a few centimetres to nearly 20 m and averages more than 4 m.

The Desprendido Vein is a subsidiary structure splitting off into the footwall of the main Valdecañas Vein with a somewhat shallower dip. A crosscutting fault, identified as the ID Fault, has been interpreted to offset both the Valdecañas and Desprendido veins. To the west of the ID Fault, the Desprendido Vein is fairly continuous over a strike length of 400 m. To the east of the ID Fault, the vein carries on with similar continuity to a distance of up to 200 m; beyond this, the interpretation of the Desprendido Vein is tenuous.

1 As defined by National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

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The Juanicipio Vein is located some 1.2 km to the south of the Valdecañas Vein. It has been identified by drilling over a strike length of approximately 1.3 km. The vein is generally narrow, with an average true vein width of less than 1 m. It has a similar orientation to the Valdecañas Vein, striking at approximately 100° and dipping to the south at 45° to 55°.

The mineral resources in all three veins lie between 450 m and 850 m below the surface.

The main ore minerals present in the veins are sphalerite, galena, and various silver bearing minerals. The main gangue sulphide minerals are pyrite and arsenopyrite, while the main non-sulphide gangue minerals are quartz and calcite.

1.4	Mineral Resources

In June 2011, Minera Juanicipio commissioned Strathcona Mineral Services Limited (SMS) to prepare an independent estimate of the mineral resources of the Property using exploration data available up to June 2011. This commission resulted in a new mineral resource estimate for Minera Juanicipio published on 10 November 2011 and documented in an NI43-101 Technical Report2. The November 2011 mineral resource estimate prepared by SMS is reported in Table 1.1.

Table 1.1	Estimate of Mineral Resources for Minera Juanicipio - November 2011 (Cut-off Grade = 100 g/t Ag)

	Classification	Tonnes (millions)	Silver (g/t)	Silver (million ounces)	Gold (g/t)	Lead (%)	Zinc (%)
Valdecañas Vein	Indicated Inferred	5.7 2.0	702 459	128 30	1.9 2.0	2.2 1.6	4.2 3.1
Desprendido Vein	Inferred	1.8	540	31	0.9	1.8	3.2
Juanicipio Vein	Inferred	0.5	638	10	0.8	0.9	1.7
Totals	Indicated Inferred	5.7 .3	702 513	128 71	1.9 1.4	2.2 1.6	4.2 3.0
Henrik Thalenhorst, Strathcona Mineral Services Limited, 11 November 2011, Mineral Resource Estimate Minera Juanicipio

Mineral resources do not have demonstrated economic viability. Additionally it cannot be assumed that Inferred Mineral Resources3 will be upgraded to a higher mineral resource classification.

1.5	Geotechnical Considerations

Cretaceous sediments, which host the veins, are overlain by Tertiary volcanic rocks across the majority of the project site, except for two surface outcrops located south-west of the Valdecañas Vein. The Tertiary volcanic rocks vary in thickness from zero to approximately

2 Henrik Thalenhorst, Strathcona Mineral Services Limited, 11 November 2011, Mineral Resource Estimate Minera Juanicipio, S.A. de C.V. Zacatecas, Mexico.

3 As defined by the CIM Definition Standards for Mineral Resources and Mineral Reserves, 27 November 2010.

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350 m, with an average thickness of 150 m to 200 m. Rock quality within the volcanic rocks varies greatly from extremely poor to good (based on derived Q values4).

The Cretaceous sediments comprise predominantly sandstone, shale, and inter-bedded sandstone-shale lithologies. The sediments are also inter-bedded with andesite volcanic rocks. Unweathered Cretaceous sediments typically consist of good quality rocks with local zones of high fracture frequency. Rock quality in moderate to slightly weathered Cretaceous sediments typically consists of poor to fair quality rocks with localized zones of high fracture frequency.

Based on limited data, the depth of weathering appears to vary significantly across the site. Depths of weathering down to 400 m below surface have been recorded.

Veins are characterized by typically good rock quality, but geotechnical data relating to the veins is extremely limited, with only 8.25 m of geotechnical logging and 164 m of RQD logging within the vein (including veinlets and stockworks).

Hydrogeological information on the project area has not yet been collected. The study assumes that the rock mass in the project area will be generally dry except in fault zones, which have been assumed to produce medium inflows.

1.6	Mining Concept

AMC has carried out a number of studies to identify suitable design strategies for the project. The studies include identification of the most suitable stoping method, production rate, backfilling method, and haulage method.

The following stoping methods have been considered:

•	Down-hole benching with uncemented rockfill (modified Avoca).

•	Long-hole open stoping (LHOS) with cemented backfill.

•	Cut-and-fill with uncemented backfill.

AMC considers that LHOS with cemented backfill is the most suitable method for the veins, mainly because of the higher recovery achievable using this method. LHOS with cemented backfill can be used in both steeply dipping and shallow dipping parts of the deposit. It is envisaged that some steeper dipping lower grade parts of the veins will be mined using the lower cost Avoca method.

The shallow dipping nature of large parts of the veins requires use of a flowable backfill type. Cemented paste backfill, using the whole tailings size fraction is considered most suitable.

Truck haulage, shaft hoisting, and conveying have been considered for transferring ore and waste from the mine workings to surface. The trucking option has been selected on the basis of its lower up-front capital cost and lower overall net present cost. However there are

4  Rock Quality Index, after Barton, Lien and Lunde, 1974

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relatively small cost differences between the options and the trucking option is sensitive to future increases in fuel and labour costs. In AMC’s opinion ongoing consideration is warranted on the option of constructing a hoisting shaft to a depth of about 450 m.

It is envisaged that access to the mine will be via a decline driven at a nominal gradient of 1:7. The access decline will connect to a number of internal declines providing access to stoping levels positioned at either 15 m or 20 m vertical intervals, depending on the dip of the vein. It is envisaged that mining will be carried out using modern trackless mining equipment. The proposed mine ventilation circuit will include a number of ventilation shafts, raise-bored from surface.

1.7	Mineral Processing

Two sets of metallurgical test work have been carried out in 2008 and 2009, on metallurgical samples composited from drill holes samples taken from the Valdecañas Vein. No metallurgical test work has yet been carried out relating to the Juanicipio Vein.

The proposed process plant consists of a comminution circuit followed by the sequential flotation of a silver-rich lead concentrate, a zinc concentrate, and a gold-rich pyrite concentrate.

It is envisaged that run-of-mine material will be delivered to a stockpile positioned near the underground mine portal prior to being reclaimed from the stockpile by front-end loader feeding a primary jaw crusher. A conveyor will transfer mill feed material from the crusher to a stockpile ahead of the mill.

The proposed milling circuit comprises a semi-autogenous grinding mill and ball mill, producing feed to the flotation circuit. Separate lead, zinc, and pyrite concentrates would be thickened, filtered, and stockpiled for dispatch by road to customers.

It is envisaged that the process plant will commence operation at a throughput rate of 850 ktpa, which will be increased to 950 ktpa when production from the Juanicipio Vein commences.

Estimated mill recoveries and concentrate grades are summarized in Table 1.2.

Table 1.2	Mill Recoveries and Concentrate Grades

	Gold	Silver	Lead	Zinc
Recoveries to lead concentrate	69%	81%	93%	8%
Lead concentrate grades	30.3 g/t	10,265 g/t	43.0%	6.7%
Recoveries to zinc concentrate	3%	7%	1%	87%
Zinc concentrate grades	0.95 g/t	637 g/t	0.33%	52.0%
Recovery to pyrite concentrate	19%	6%	–	–

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1.8	Project Infrastructure

A 9.8 km access road, mostly over hilly terrain, will be required to access the site. A two-lane unsealed road suitable for use by heavy vehicles hauling concentrates is proposed.

Power would be supplied to a main substation at the site via a 115 kV overhead power line from an existing power line and sub-station located to the north of the Property. The line would have a length of approximately 5.2 km. The average power demand for the site is estimated at 11.9 MW

Three water catchment dams are envisaged for the site. The dams would be used to store water from the mine dewatering system and from rainfall. It has been assumed that sufficient water will be obtained from these sources to meet the project’s process and potable water requirements. This assumption will be dependent on the findings of a hydrogeological study to be carried out during further studies.

It is envisaged that tailings not required for paste backfill (approximately 53%) will be discharged to a tailings storage facility (TSF) with a total volume of approximately 5 Mm3. A potential TSF site has been identified on relatively flat lying land to the north-east of the project site. The area is close to the proposed access road. Some 60 ha to 70 ha of land would be required for the facility. The potential TSF site is not owned by Minera Juanicipio and detailed environmental and geotechnical studies are yet to be carried out on the site.

1.9	Project Development and Production Schedule

Following satisfactory completion of further studies, and subject to the application and grant of the necessary permits and licenses, it is estimated that it will take approximately three and a half years to develop the project from the start of the box cut and portal to mill start-up. Key milestones relating to the initial project development are shown in Table 1.3.

Table 1.3	Project Development Milestones

Milestone	Period
Start access box cut and portal	Month 1
Start access decline	Month 3
Vein development commences	Month 33
Commission primary ventilation shafts	Month 35
First stope production	Month 36
Mill start-up	Month 42

The estimated tonnage and grade of material mined and processed that forms the basis for the economic assessment is set out in Table 1.4. Mill feed from vein development comprises approximately 19% of total mill feed, with the remainder from stoping operations.

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Table 1.4	Tonnage of Material Mined and Processed as a Basis for the Economic Assessment

	Grade				Contained Metal
Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (k-oz.)	Ag (M-oz.)	Pb (M-lbs.)	Zn (M-lb.)
13.3	1.30	416	1.4	2.7	558	178	417	793

The tonnages and grades shown in Table 1.4 have been derived from the mineral resource estimate and vein model prepared by SMS by applying a $65 Net Smelter Return ("NSR") cut-off grade to the resource model and then allowing for dilution, and design and mining losses. Metal prices used in the NSR calculation were $1,210 per ounce gold, $22.10 per ounce silver, $0.94 per pound lead and $0.90 per pound zinc and an exchange rate of 12.50 Mexican pesos to one US dollar5. In developing the tonnage and grade estimates, stope blocks that were in contact with the Property boundaries were excluded and zero grades have been assumed for the dilution material. Approximately 49% of the tonnage and 36% of the silver content of the material that forms the basis of the Preliminary Economic Assessment is derived from Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves6.

1.10	Project Capital Costs

Project capital is estimated at $302M, inclusive of capitalized operating costs7. Sustaining capital of $267M results mainly from the need for ongoing mine development after concentrate production commences, including development of the Juanicipio Vein, and the need for mobile equipment replacements over the mine life. A summary of capital costs is shown in Table 1.5.

Table 1.5	Summary of Capital Costs

	Capital Type ($M)
Area	Project	Sustaining	Total
Mine	102	234	337
Mill	58	16	74
Infrastructure	34	16	50
Indirects (incl. owners costs and EPCM)	77	<1	77
Contingency	31	–	31
Total	302	267	569
Totals do not necessarily equal the sum of the components due to rounding adjustments.

5 Metal prices used in the NSR calculations were determined at the commencement of the study and differ slightly from those used in the Preliminary Economic Assessment. The differences do not materially impact on the tonnage and grade of material used as a basis for the economic assessment.

6 As defined by the CIM Definition Standards for Mineral Resources and Mineral Reserves, 27 November 2010.

7 Costs usually related to the operation of the mine, but incurred prior to first concentrate production.

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1.11	Site Operating Costs

Total site operating costs have been estimated at approximately $67/t milled. The unit costs are broken down as follows:

Mining: $43.92/t milled.

Milling: $19.18/t milled.

General and Administration: $3.46/t milled.

1.12	Project Revenue

Project economics have been analyzed using the following metal prices (Base Case Prices), which are based on the three year trailing averages prices to the year ending December 2011 as reported by the Bank of Montreal8:

•	Silver price = $23.39/oz

•	Gold price = $1,257/oz

•	Lead price = $0.95/lb

•	Zinc price = $0.91/lb

It is envisaged that silver rich zinc concentrate will be sold primarily to smelters in the Asian region. Lead concentrate could potentially be sold to a smelter in Mexico or exported to offshore smelters. It is envisaged that the gold-rich pyrite concentrate will be sold to a customer able to recover the gold and silver values.

1.13	Economic Analysis

The following tables and charts summarize the results of the economic analysis. Employee profit sharing (PTU) is not included in the financial estimates and the net present value (NPV) and internal rate of return (IRR) of the project may fluctuate depending on how the project is structured once it is in operation.

Table 1.6	Summary of Project Physical Parameters

Item	Units	Value
Drift metres (including waste)	km	103
Ore tonnes (milled)	Mt	13.3
Au grade	g/t	1.30
Ag grade	g/t	416
Pb grade	%	1.42
Zn grade	%	2.70
Au payable metal	Moz	0.43
Ag payable metal	Moz	153
Pb payable metal	Mlb	362
Zn payable metal	Mlb	584

8 Dan MacInnis, 28 February 2012, memorandum Minera Juanicipio: metal prices, discount rates and exchange rate analysis.

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Table 1.7	Summary of Project Costs

Item	Units	Value
Project capital	$M	302
Sustaining capital	$M	267
Operating costs (excl capitalized operating cost)	$M	886
Off-site costs	$M	524
Total Costs	$M	1,979
Site operating cost	$/t	67
Total cash operating costs (on and off-site)	$/t	109
Cash cost $/oz Ag (net of by-product credits)	$/oz	(0.03)
Total cash cost* per AgEq**oz payable	$/oz	6.61
*Excludes project and sustaining capital, but includes smelter, refining, and transportation costs.
**AgEq is calculated by dividing the total revenue by the Base Case silver price.

Table 1.8	Summary of Financial Results

Item	Units	Value
Revenue	$M	4,992
Cash flow before tax	$M	3,013
Tax	$M	851
Cash flow after tax	$M	2,162
Discount rate	%	5%
NPV5 before tax (5% discount rate)	$M	1,762
IRR before tax	%	54%
NPV5 after tax (5% discount rate)	$M	1,233
IRR after tax	%	43%
Peak debt	$M	(302)
Payback from Year 1 (approximate)	yrs	5.6
Payback from mill start-up (approximate)	yrs	2.1
Project life from Year 1	yrs	19
Note: PTU is not included in the financial estimates.

1.14	Sensitivity

Table 1.9 shows the sensitivity of the key economic parameters to changes in gold and silver prices where the gold to silver price ratio is maintained at the Base Case ratio of 53.74:1. Prices for lead and zinc have been retained at Base Case prices.

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Table 1.9	Sensitivity of Economic Parameters to Changes in Metal Prices

Metal Prices		Base Case
Au ($/oz)	1,079	1,257	1,344	1,478	1,612	1,747	1,881
Ag ($/oz)	20.00	23.39	25.00	27.50	30.00	32.50	35.00
Economic Parameters
NPV5 before tax ($M)	1,407	1,762	1,931	2,193	2,455	2,717	2,979
NPV5 after tax ($M)	976	1,233	1,355	1,544	1,734	1,923	2,113
IRR before tax (%)	47%	54%	57%	61%	65%	67%	73%
IRR after tax (%)	37%	43%	46%	50%	53%	57%	60%
Cash cost $/oz Ag (net of by-product credits)	0.36	(0.03)	(0.21)	(0.50)	(0.79)	(1.08)	(1.36)
Cash cost* $/AgEq**oz	6.33	6.61	6.72	6.89	7.05	7.19	7.33
Payback (Yrs) after plant start-up (approximate)	2.6	2.1	1.9	1.7	1.5	1.4	1.3
Note: PTU is not included in the financial estimates
*Excludes project and sustaining capital, but includes smelter, refining, and transportation costs.
**AgEq is calculated by dividing the total revenue by the Base Case silver price.

Table 1.10 shows the sensitivity of the NPV and IRR to changes in silver prices and discount rates. Prices for gold have been varied using a ratio of 53.73:1 to the silver price. Lead and zinc have been maintained at the Base Case prices.

Table 1.10	Sensitivity of NPV to Changes in Prices and Discount Rates

Silver Price $/oz	Discount Rate	NPV before tax ($M)	IRR before tax	NPV after tax ($M)	IRR after tax
$20.00	0%	2,435	47%	1,743	37%
	5%	1,407	47%	976	37%
	8%	1,032	47%	700	37%
Base Case $23.39	0%	3,013	54%	2,162	43%
	5%	1,762	54%	1,233	43%
	8%	1,304	54%	897	43%
$25.00	0%	3,288	57%	2,361	46%
	5%	1,931	57%	1,355	46%
	8%	1,434	57%	990	46%
$27.50	0%	3,714	61%	2,670	50%
	5%	2,193	61%	1,544	50%
	8%	1,634	61%	1,135	50%
$30.00	0%	4,140	65%	2,979	53%
	5%	2,455	65%	1,734	53%
	8%	1,835	65%	1,280	53%
$32.50	0%	4,567	69%	3,288	57%
	5%	2,717	69%	1,923	57%
	8%	2,036	69%	1,425	57%
$35.00	0%	4,993	73%	3,579	60%
	5%	2,979	73%	2,113	60%
	8%	2,237	73%	1,570	60%
Note: PTU is not included in the NPV estimates

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1.15	Conclusions and Recommendations

In AMC’s opinion the Preliminary Economic Assessment clearly indicates that the Juanicipio project has the potential to be developed into an economically robust, high-grade underground silver project. Further drilling and investigation work aimed at upgrading Inferred Mineral Resources and increasing the geotechnical and hydrogeological understanding of the deposit is required to form a firm base for the next stage of project design and evaluation.

1.16	Recommendations for Further Work

AMC recommends that further work be carried out as part of a structured program of pre-feasibility and feasibility studies. The estimated cost of this program is outlined in Table 1.11.

Table 1.11	Cost Breakdown of Recommended Further Work

Recommended Work Program	($M)
Geological investigations including infill drilling	3.1
Geotechnical and hydrogeology program	1.5
Mine design studies	0.6
Metallurgical and mill design studies	1.1
Infrastructure studies	1.0
Permitting and environmental work	0.9
Total	8.2

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2	INTRODUCTION

2.1	Purpose

This Technical Report (the Report) on the Minera Juanicipio Concession (the Property) in Zacatecas State, Mexico has been prepared by AMC Mining Consultants (Canada) Ltd (AMC) on behalf of Minera Juanicipio S.A. de C.V. (Minera Juanicipio) of Zacatecas, Mexico.

The Property is 100% owned by Minera Juanicipio, a company formed in 2007 as a result of a joint venture (Joint Venture). MAG Silver Corporation (MAG Silver), a company listed on the Toronto Stock Exchange, owns 44% of Minera Juanicipio through its wholly owned subsidiary Minera Los Lagartos S.A. de C.V. (FRS), a public company listed on the London Stock Exchange currently holds the remaining 56% interest. FRS manages the Property on behalf of the Joint Venture.

The Report provides a Preliminary Economic Assessment of the mineral resources identified within the Property and has been prepared in accordance with the requirements of NI 43-101, for lodgment on SEDAR.

The Report is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves. There is no certainty that the Preliminary Economic Assessment will be realized.

2.2	Terms of Reference

This Preliminary Economic Assessment considers the identified mineral resources within the Valdecañas, Desprendido, and Juanicipio veins, which are present on the Property.

At the request of Minera Juanicipio, the Preliminary Economic Assessment has been carried out on the assumption that the veins will be exploited as a stand-alone project, without integrating the project with any existing and/or planned mining operations adjacent to the Property. All mining and processing facilities are to be contained within the Property boundary. Access roads and other surface infrastructure are to be restricted to areas over which Minera Juanicipio can reasonably be expected to secure surface tenure or access rights.

In November 2011 Strathcona Mineral Services Limited (SMS) published an updated mineral resource estimate for the Property (SMS November 2011 estimate). Minera Juanicipio requested that AMC use this mineral resource estimate as the basis for the Preliminary Economic Assessment.

AMC’s scope of work included carrying out a number of trade-off studies to determine the preferred mining method, access to the veins, and processing method. Plans, schedules, and cost estimates of the preferred mine development concept were prepared for input to the cash flow model used in the economic assessment.

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Risks and opportunities associated with the project were to be compiled together with a list of recommendations for further project development activities, including resource drilling, geotechnical investigations, and metallurgical test work.

2.3	Sources of Information

The Preliminary Economic Assessment is based on geological data and interpretations prepared by Minera Juanicipio, which formed the basis of the SMS November 2011 mineral resource estimate. The text of Sections 7, 8, 10, 11, and 14 of this report are in part direct quotes from the corresponding sections in Ross (2012) and Thalenhorst (2011), or are summaries of those sections. Other key sources of information include labour costs and other cost information from FRS operations in the Fresnillo area, metallurgical test work reports, and marketing information provided by independent sub-consultants engaged by Minera Juanicipio. A full reference list is included at the end of the Report.

2.4	Qualified Persons

A listing of the authors of the Report, together with the sections for which they are responsible, is in Table 2.1.

Table 2.1	Persons who Prepared or Contributed to this Technical Report

Qualified Person	Position	Employer	Independent of MAG Silver	Date of Site Visit	Professional Designation	Sections of Report
Qualified Persons responsible for the preparation and signing of this Technical Report
Michael Thomas	Principal Mining Consultant	AMC Consultants Ltd	Yes	30 July to 1 August 2010	MAusIMM (CP)	1 – 27, excluding 7-14, 17.
Alan Riles	Principal Metallurgical Consultant	Riles Integrated Resource Management Ltd	Yes	23 and 24 August 2010	Member AIG	13, 17
Henrik Thalenhorst	Senior Geologist	Strathcona Mineral Services Ltd	Yes	17 to 23 August 2011	P.Geo.	7-12, 14

Michael Thomas is an employee of AMC and accepts Qualified Person responsibility for the Report with the exception of Sections 7 to 14 and 17. Mr Thomas visited the Property on 30 and 31 July, and 1 August 2010.

Alan Riles is an Associate Consultant of AMC and accepts Qualified Person responsibility for Sections 13 and 17 of the Report.

Henrik Thalenhorst is an employee of SMS and accepts Qualified Person responsibility for Sections 7, 8, 9, 10, 11, 12, and 14, which deal with the geology and mineral resources.

Both MAG Silver and FRS have been provided with a draft of this Report to review for factual content and conformity with the brief.

This Report is effective as of 1 July 2012.

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2.5	Units of Measure and Currency

Throughout this Report, measurements are in metric units and currency in United States Dollars ($) unless otherwise stated.

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3	RELIANCE ON OTHER EXPERTS

3.1	Property Ownership

For the purpose of this Report, AMC has relied on ownership information provided by MAG Silver, including an independent opinion by Creel, García-Cuéllar, Aiza y Enríquez, of México, Mexico, dated 21 June 2012. AMC has not researched Property title or mineral rights for the Juanicipio Joint Venture and expresses no opinion as to the ownership status of the Property.

The information regarding the Property disclosed in Section 4.2 of this Report has been taken from the above report.

3.2	Taxation Matters

AMC has received advice in the form of an email, dated 25 March 2012, from Mauricio Hurtado, PricewaterhouseCoopers, Socio Líder de Impuestos y Servicios Legales regarding corporate taxation applicable to the potential income generated by Minera Juanicipio.

AMC has also relied on independently audited financial statements for Minera Juanicipio for the year ending December 2011.

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4	PROPERTY DESCRIPTION AND LOCATION

4.1	Property Location

The Property is located in the Fresnillo mining district in the central part of Zacatecas State, Mexico. The project is about 6 km to the south-west of the city of Fresnillo, a town that is located about 60 km north-west of the state capital, Zacatecas City. The Property location is illustrated in Figure 4.1.

Figure 4.1	Location of the Juanicipio Property

104°
102°
100°
24°
22°
COAHUILA
To Saltillo
NUEVO LEON
N
To Torreón
Cedros
Concepción del Oro
El Salvador
Est. Camacho
San Felipe Nuevo Mercurio
Juan Aldama
Norias
Miguel Auza
San Tiburcio
General Francisco Murguía
To Durango
Flores García
Río Grande
Est. Cañitas de Felipe Pescador
DURANGO
Sombrerete
ZACATECAS
El Rozo
SAN LUIS POTOSI
La Chicharrona
Villa de Cos
Jiménez de Teúl
Fresnillo
Plateros
JUANICIPIO JOINT VENTURE
Victor Rosales
Zacatecas
Valparaíso
Jerez de García Salinas
Trancoso
Guadalupe
Potrero de Gallegos
Espíritu Santo
Ojo Caliente
Luis Moya
Villanueva
Loreto
Pinos
Monte Escobedo
To San Luis Potosí
Tayahua
AGUASCALIENTE
JALISCO
NAYARIT
Huanusco
Tlaltenango
Tepechitlán
Jalpa
JALISCO
GUANAJUATO
To Querétaro
Juchipila
To Lagos de Moreno & Guadalajara
Moyahua
To Guadalajara
Legend:
State Capital City
City/Town
Highway
Road
State Boundary
United States
Mexico
Gulf of Mexico
Zacatecas
Pacific Ocean
Mexico City
0 20 40 60 80 100
Kilometres

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4.2	Property Description and Ownership

The Property is located at roughly 102° 58’ longitude and 23° 05’ latitude and comprises one mining concession, Juanicipio, granted on 13 December 2005. The total area of the concession is 7,679.21 hectares and the title number is Tx 226 339. The concession expires 12 December 2055 and the recorded owner of the concession is Minera Juanicipio S.A. de C.V.

Figure 4.2 is a map of the concession showing the location of the main Valdecañas, Desprendido, and Juanicipio vein structures which host the mineral resources, as well as surface ownership.

There is no entitlement to royalty payments on the Property.

4.3	Surface Rights

Surface rights to the northern part of the concession where mineral resources have been identified have been acquired by Minera Juanicipio (Ross, 2011). Surface rights were originally held by the Valdecañas Ejido and Ejido Saucito de Poleo.

4.4	Existing Environmental Liabilities

AMC is not aware of any environmental liabilities to which the Property is subject, other than the normal licensing and permitting requirements that must be met prior to undertaking certain operations and environmental restrictions as set forth by the Mexican Government.

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Figure 4.2	Map of the Juanicipio Concession Showing Vein Structures

Desprendido Vein
Valdecañas Vein
Juanicipio Vein
Block Model Boundary
SAN CARLOS II
E.- 93/24818
SAN CARLOS
E-93/24813
ARANZAZU
93/21355
EL FIERRO
E.- 8-1.3-837
MINERA SAUCITO
MINERA JUANICIPIO
REYNA I
E.- 8-1.3-988
JUANICIPIO 1
T.-226339
ALIANZA 2 E-93/27290
REYNA IV E.- 8-1.3-1307
TERRENO ABANDONADO
LAGARTOS XI
E.- 93/27611
MINERAL CONCESSIONS
Fresnillo PLC
Minera Juanicipio, S.A. de C.V.
Minera Los Lagartos, S.A. de C.V.
Sr. Raul Castañeda Luevano
SURFACE RIGHTS
Minera Saucito, S.A. de C.V.
Minera Juanicipio, S.A. de C.V.
UTM reference system - NAD 27, Zone 13

Map After Strathcona Mineral Services Limited, Nov 2011

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The Property is located 70 km by road north-west of Zacatecas City in central Zacatecas State. The Property is accessible by taking Federal Highway 49 north-west from Zacatecas City to Fresnillo. The project area is about 7 km to the south-west of Fresnillo and is accessible from Fresnillo along Federal Highway 23 and then by dirt road via the hamlets of Valdecañas or Saucito de Poleo.

5.2	Climate

The climate is warm and arid with the average annual precipitation in Fresnillo around 350 mm. June through to September are the wettest months. Average monthly temperatures vary from 11°C to 22°C, and extreme temperatures recorded are -12˚C and 37˚C. Exploration and development can be carried out all year round.

5.3	Local Resources and Infrastructure

The municipality of Fresnillo, the closest full service town, has a population of more than 200,000 and has a long history of mining, providing all of the services required to support a mining operation including a trained workforce, hospital, and accommodations. The closest airport with daily air service to Mexico City is located at Zacatecas City. Both Zacatecas City and Fresnillo are serviced by rail. There is an electric power substation in Fresnillo.

Although the only permanent infrastructure on the Property is a series of exploration roads used to access drill sites, nearby mining infrastructure is excellent. Nearby infrastructure includes one established mine complex (the Fresnillo Mine with production of 41 Moz of silver in 2011) and the Saucito/Jarillas mine complex which is in the development stage. The Saucito/Jarillas complex is located just to the east of the Property. The Fresnillo and Saucito/Jarillas mining complexes are owned and operated by FRS, part owner of Minera Juanicipio.

5.4	Physiography and Vegetation

The Property lies over part of the Sierra Valdecañas range on the western flank of the Central Altiplano. The Altiplano is dominated by broad alluvium-filled valleys with an average elevation of approximately 1,700 m above mean sea level (AMSL). Elevations on the Property itself range from 2,350 m to 2,900 m AMSL and the terrain is moderate to rugged.

Vegetation is sparse and consists mainly of grasses, low thorny shrubs and cacti, with scattered forests at higher elevations. Surface water is rare, but groundwater is available.

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6	HISTORY

6.1	Exploration History

Silver was first discovered near the present day town of Fresnillo in 1554 within a silicified stockwork that forms an isolated hill overlooking the otherwise flat valley (Velador et al., 2010).

In general, exploration was made difficult by the widespread alluvial cover in the area and it was not until 1976 that the important but blind Santo Niño Vein and associated smaller veins were discovered expanding the known size of the district (Megaw, 2010).

Until the last few decades, the Fresnillo district was a silver producer of moderate size, but the discovery of the blind veins has made it one of the premier silver producers of the world, with silver production of 41.8 Moz in 2011 (source: Fresnillo Annual Report 2011).

The Juanicipio concession was originally granted in 1998, although prior prospecting on the Property likely took place due to its proximity to Fresnillo. The concession was held under the name of Juan Antonio Rosales and covered an area of approximately 28,000 ha. The concession was acquired the same year by Martin Sutti who optioned it to Minera Sunshine de Mexico S.A de C.V. (Minera Sunshine) until 2001.

Minera Sunshine completed property-wide (1:50,000 scale) geological mapping, preliminarily rock chip sampling, Landsat image and air photo analysis, localized geochemical sampling and a limited amount of Natural Source Audio Magnetotelluric (NSAMT) geophysical surveying (Megaw and Ramirez, 2001). Minera Sunshine identified the north-east corner of the concession as the most prospective. Drill permits were acquired but Minera Sunshine failed to raise the capital to drill and the Property reverted back to Martin Sutti.

Minera Lagartos S.A. de C.V. (Minera Lagartos) optioned the concession in July 2002. MAG Silver, formerly Mega Capital Investments Inc., subsequently purchased 98% of Minera Lagartos in August 2002, later increasing its interest to 99%. MAG Silver reduced the size of the Property, acquired drilling permits, and drilled nine drillholes (7,346 m), between 2003 and 2004.

On April 4, 2005, MAG Silver announced that it had entered into a joint venture agreement with Industrias Peñoles S.A. de C.V. (Peñoles) whereby Peñoles could earn a 56% interest in the Property. All earn-in requirements were met and on December 21, 2007 Peñoles and MAG Silver announced the incorporation of Minera Juanicipio S.A. de C.V. as the legal entity to operate the Joint Venture. Peñoles interest in Minera Juanicipio was subsequently transferred to FRS, in which Peñoles holds a majority interest.

In December 2005, the high grade segment of the Valdecañas Vein was intersected. Between 2005 and 2007, numerous holes were drilled to delineate the Valdecañas silver-gold-lead-zinc deposit enabling the preparation of an initial mineral resource estimate.

Minera Juanicipio has continued drilling on the Property since 2007 and as of May, 2011, 146 holes totaling 115,672 m have been drilled on the Property.

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In addition, in 2007 MAG Silver conducted a helicopter-borne geophysical test survey using Aeroquest’s AeroTEM II time domain electromagnetic system employed in conjunction with a high-sensitivity caesium vapour magnetometer. The total survey coverage presented was 351 line km. The survey was flown at 100 m line spacing in a north-south flight direction.

The survey was successful in mapping the magnetic and conductive properties of the geology throughout the survey area.

6.2	Resource Estimate History

Numerous mineral resource estimates and one Preliminary Economic Assessment have been conducted on the Property. These are summarized in Table 6.1.

Table 6.1	Resource Estimate and PEA Reports on Minera Juanicipio

No	Report Type	Prepared by	Audited by	Data Cut off	Report Date	Reference
1	Resource estimate	Fresnillo plc (FRS)	SRK (UK)	Year end 2007	July 2008	Chartier et al., 2008
2	Resource estimate	FRS	SRK (Canada)	Year end 2008	April 2009	Brown et al., 2009
3	PEA based on report No 2	Wardrop Engineering	n/a	Year end 2008	August 2009	Robertson et al., 2009
4	Resource estimate	SWRPA1	n/a	Jan 2009	April 2009	Ross and Roscoe, 2009
6	Resource estimate	FRS	SRK (Canada)	Year end 2009	n/a	Couture et al., 2010a
7	Resource estimate	FRS	SRK (Canada)	Mid-2010	n/a	Couture et al., 2010b
8	Resource estimate	SWRPA1	n/a	Sept 2010	January 2011	Ross, 2011
9	Resource estimate	FRS	SRK (Canada)	Year end 2010	n/a	Brown et al., 2011
10	Resource estimate	FRS	Internal report	May 2011	n/a	Fresnillo plc, 2011a, b
11	Preliminary3 Resource estimate	RPA2	n/a	May 2011	n/a	n/a
1 SWRPA=Scott Wilson Roscoe Postle Associates Inc. 2 RPA= Roscoe Postle Associates Inc. 3 This estimate referred to as the” RPA June 2011 estimate” in the Strathcona Mineral Services (SMS) report was a preliminary estimate provided to SMS as a tonnes and grades spreadsheet only. The estimate had been subsequently updated, but is not the subject of this Report (See Ross (2012)).

Table 6.2 compares the two most recent estimates (Number 10 and 11 in Table 6.1) for the Property using exploration data to May 2011. To make the comparison meaningful, all of the estimates are reported at an identical cut-off grade of 100 g/t silver.

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Table 6.2	Comparison of FRS and RPA 2011 Resource Estimates1 (cut-off grade 100 g/t Ag)

Classification	Tonnes	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)
FRS Estimate
Indicated	5.6	701	2.1	2.4	4.4
Inferred	4.2	633	1.8	1.6	3.0
RPA Estimate
Indicated	5.6	802	2.0	2.1	4.1
Inferred	4.9	523	1.6	1.7	2.8
1 Drillhole composite utilization was slightly different between the two resource estimates.

Mineral resources have no demonstrated economic viability. Additionally, Inferred Mineral Resources have a large degree of uncertainty as to their existence, quantity and quality, and it cannot be assumed that all or any part of the Inferred Mineral Resources can be upgraded to a higher mineral resource classification.

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7	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The following information is a synthesis of work summarized by Ross (2012) and Thalenhorst (2011) and is based on work by Megaw and Ramirez (2001), Megaw (2010), Simmons (1991) and Velador et al (2010). The text has benefitted from a critical review by Peter Megaw.

The Property lies on the western flank of the Central Altiplano, just east of the Sierra Madre Occidental range. Basement rocks underlying the western Altiplano are a late Palaeozoic to Mesozoic assemblage of marine sedimentary and submarine volcanic rocks belonging to the Guerrero Terrane (Simmons, 1991) that were obducted onto older Palaeozoic and Precambrian continental rocks during the early Jurassic. These were then overlapped by a Jurassic-Cretaceous epi-continental marine and volcanic arc sequence that in the Fresnillo area is represented by the Proaño Group and Chilitos Formation (Simmons, 1991; Wendt, 2002). The late Cretaceous to early Tertiary Laramide Orogeny folded and thrust faulted the basement rocks in the entire area and preceded the emplacement of mid-Tertiary plutons and related dykes and stocks (Ruvalcaba-Ruiz and Thompson, 1988).

Unconformably overlying the Mesozoic basement rocks in the western Altiplano are units from the late Cretaceous to Tertiary, Sierra Madre Occidental magmatic arc. These rocks consist of a lower assemblage of late Cretaceous to Tertiary volcanic rocks, volcaniclastic sandstone and conglomerate, the “lower volcanic complex”, This is overlain by the mid-Tertiary (approximately 25 to 45 million years (Ma) ago “upper volcanic supergroup” of caldera-related, rhyolite ash-flow tuffs and flows. Eocene to Oligocene intrusions occur throughout the Altiplano and are related to the later felsic volcanic event. These units are locally unconformable (Ruvalcaba-Ruiz and Thompson, 1988; Wendt, 2002).

A late north-east-south-west extensional tectonic event accompanied by major strike-slip fault movement affected the Altiplano starting approximately 35 Ma ago. This extension was most intense during the Miocene and developed much of the current basin and range topography. Calcrete cemented alluvium material covered the basins within the Fresnillo area.

7.2	Local Geology

Geological mapping on the Property was conducted by IMDEX/Cascabel on behalf of Minera Sunshine from 2000 to 2001. The results of this mapping are detailed in a company report by Megaw and Ramirez (2001) and are summarized below.

7.2.1	Cretaceous Rocks

The lowest stratigraphic units in the Fresnillo district are the early Cretaceous greywacke and shale units of the Proaño Group as shown in Table 7.1 and Figure 7.1. The Proaño Group is informally sub-divided into four formations. The “lower greywacke” is composed of thinly bedded greywacke and shale. It is shown in Figure 7.1 as unit Kls. The “upper greywacke” is composed of carbonaceous and calcareous shale at the base grading upward to immature sandstone units (Ruvalcaba-Ruiz and Thompson, 1988). It is shown in Figure 7.1 as unit KGs.

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Table 7.1	Stratigraphy of the Fresnillo District

Period	Age	Group Name	Formation	Local Name	Thickness	Rock Type	Associated. Mineral/ Alteration
Cenozoic	Quaternary				1-250 m	Alluvium	None
	Miocene-Pliocene				100 m	Olivine basalt	None
	Eocene-Miocene			Altamira Volcanics	400 m	Conglomerate welded rhyolite ash-flow tuff	None
	Eocene				-	Quartz monzonite	Ag-Pb-Zn skarn
	Paleocene-Eocene		Fresnillo	Linares Volcanics	400 m	Conglomerate welded rhyolite ash-flow tuff, flow domes, volarenite	Veins advanced argillic alt., silicification
Cretaceous	Late		Cuesta del Cura	Cerro Gordo	300 m	Limestone	Replacement and veins
				Fortuna	300 m	Limestone	Replacement and veins
	Early	Proaño	Plateros	Upper Greywacke	250 m	Calcareous greywacke and shale	Veins
					50 m	Calcareous shale	Replacement and veins
			Valdecañas	Lower Greywacke	700 m	Greywacke	Veins
Source: Ross (2012) with the original caption: Modified after Ruvalcaba-Ruiz et al., 1988 and Wendt, 2002.

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Figure 7.1	Schematic Cross Section, Fresnillo District

Source: Megaw, 2010, Figure 4, with the following original caption: “Composite south-west-north-east cross-section across the Fresnillo mining district showing stratigraphic relationships, unconformities, intrusions, and veins that top-out below the present surface. Age dates are from Lang et al. 1988 and Velador, 2009. (Modified from Lang et al, 1988; Garcia et al, 1991, and Velador, 2009).”

The Fortuna and Cerro Gordo Limestones (unit Klc) locally separate the two greywacke units but are shown as overlying them in the stratigraphic section (Figure 7.1) because regionally they appear to correlate with the lower Cretaceous Cuesta del Cura Formation. However, Laramide thrust faulting has complicated the stratigraphy of the greywacke and limestone units, and of the Chilitos Formation volcanic and volcaniclastic rocks, obscuring the original stratigraphic sucession (Megaw and Ramirez, 2001). This is reflected in the different stratigraphic position of the Fortuna and Cerro Gordo units in Figure 7.1 as compared to Table 7.1.

Regionally, the volcanic and volcaniclastic rocks of the Chilitos Formation (unit Kch) are likely late Cretaceous in age and represent the earliest phase of volcanism identified in the area, and possibly correlate to the base of the “lower volcanic complex” of the Sierra Madre volcanic arc. Within this stratigraphy is a quartz-monzonite stock/dyke that intruded the Fresnillo Mine area in mid-Tertiary (approximately 32.4 Ma) and is associated with the introduction of silver-lead-zinc mineralized skarn within surrounding greywacke and calcareous units (Simmons, 1991). More recent age dating by Velador and others (2010) suggests that the quartz-monzonite is the earliest intrusion in the district and the vein mineralization is significantly younger.

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The oldest rocks observed in the Juanicipio area are fragments of greywacke found in dumps south of the Property that presumably belong to the Proaño Group. The oldest rocks observed in outcrop are calcareous shale and andesitic volcaniclastic rocks of the Chilitos Formation locally exposed at the base of Linares Canyon. They are highly deformed and sheared and are locally boudinaged and dip shallowly to moderately north-east.

The upper contact of the Chilitos Formation forms an irregular unconformity to the overlying Tertiary volcanic and volcaniclastic rocks. Drilling in 2002 and 2003 intersected significant sections of the Chilitos Formation and Proaño Group greywackes, including polymictic intermediate volcanic breccias with exhalite layers.

7.2.2	Tertiary Rocks

In the Fresnillo District felsic to intermediate volcanic rocks accompanied by local intrusions were erupted in two main pulses during the Eocene and Oligocene epochs with a combined thickness of more than 500 m (Albinson, 1988). These rocks are divided into the informally named Linares and Altamira volcanic assemblages. While the lower Linares unit is intimately associated with the silver mineralization in the Juanicipio area and the Fresnillo district, the Altamira assemblage is a younger formation with no known associated mineralization.

The Linares Volcanics, shown in Figure 7.1 as Tlv, are an Eocene sequence (>29 Ma) of welded rhyolitic ash-flow tuffs and coeval rhyolite flow domes that lie unconformably on the Cretaceous units. The Linares sequence starts with a conglomerate of Palaeocene to early Eocene age known as the Fresnillo conglomerate. The basal unit is composed of 5 to 20 m of epiclastic volarenites and arkoses.

The main part of the Linares Volcanics consists of volcaniclastic sedimentary units, welded and non-welded crystal lithic tuff, flow breccia, and rhyolite flow domes. It starts with 20 m to 100 m thick sequence of variably welded, rhyolitic to dacitic composite ash-flow tuff that resembles, and may correlate with, Fresnillo Formation volcanic rocks (Megaw and Ramirez, 2001). Overlying the ash-flows is a well bedded volarenite layer and then 100 m to 150 m of welded ash-flow tuff, which are less silicified than the lower unit. Rhyolite domes occur locally. This unit generally hosts the pervasive silicification “sinter”, advanced argillic alteration (kaolinite-alunite) and iron-oxide alteration found on the Property. Textural variation and Landsat interpretation within this unit suggests several eruptive centres (calderas) for these volcanic rocks in the Sierra Valdecañas range.

The Linares volcanic rocks are block-faulted along north-north-west trending faults with shallow to moderate south-west dips. Silicification appears to post-date the faulting as the faults only locally cut or displace silicified units (Megaw and Ramirez, 2001).

The Linares Volcanics are capped by aerially extensive alteration consisting of silicification of varying intensity and kaolinization. This is shown in Figure 7.1 as unit Tlvs. This alteration was interpreted by Sawkins (1988) and Albinson (1988) to represent the surface expression of a hydrothermal system that may have been associated with the deposition of the Fresnillo District silver veins.

The silver mineralization on the Property is thus broadly coincident with the Linares felsic volcanism. Age-dating results reported in Velador et al. (2010) provide a well-constrained

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age of approximately 29.7 million years for the Jarillas Vein, and by implication for the Valdecañas Vein, its apparent strike extension. The age for the alteration along the unconformity at the top of the Linares Volcanics is slightly older at 30.5 to 31 million years. This age difference is interpreted to reflect the longevity of the large and complex, multi-stage Fresnillo mineralization system (Megaw, 2010 and Velador et al., 2010).

The flat-lying, unaltered rhyolites of the Altamira Volcanics (unit Tav) rest with angular inconformity on the older and tilted Linares volcanic rocks. The Altamira volcanic package is named after the tallest peak in the area, Cerro Altamira, where the thickest section of these volcanic rocks outcrop. The lower part of the Altamira Volcanics is termed the Piedras Unit which starts with a 20 m to 50 m thick layer of well bedded conglomerate and coarse volarenite. Rounded fragments of silicified Linares volcanic rocks occur within the conglomerate. Overlying these clastic rocks is a 20 m to 350 m thick section of welded rhyolite to rhyodacite ash-flow tuff. Several caldera complexes have been identified within this package. This unit is post-alteration and presumably post-mineralization.

The youngest Tertiary rocks on the Property are olivine basalt flows of Miocene age that locally overlie the felsic mid-Tertiary volcanic and volcaniclastic rocks.

The area has since been subjected to prolonged weathering and deep oxidation. As a result, much of the Fresnillo District is now covered by surficial erosional deposits with few outcrops of the older rocks, with attendant difficulties for mineral exploration.

7.2.3	Structural Geology

Regional satellite image interpretation suggests that the Sierra Valdecañas range is a topographically high, but structurally down-dropped block that is bounded by several major orthogonal north-east and north-west structures (Megaw and Ramirez, 2001, Megaw, 2010). The most notable of these is the more than 200 km long Fresnillo strike-slip fault and its parallel structure, the San Acacio-Zacatecas fault to the east of the Property.

On the Property, the dominant structural features are: (i) 340° to 020°, or north-south structures; (ii) 290° to 310° trending, steeply dipping faults; and (iii) lesser 040° to 050° structures. From field observations, the north-south structures appear to be steeply dipping normal faults that cut and down-drop blocks of silicified tuff. More important to the silicification appears to be the 290° to 310° trending, steeply to moderately dipping faults. These faults occur where silicification and advanced argillic alteration are most intense and may have served as major hydrothermal fluid pathways.

7.3	Mineralization

The Fresnillo District contains two main types of mineralization; mantos and chimneys, and epithermal veins. Epithermal veins are the most important manifestation of the mid-Tertiary mineralizing event. Mineralization on the Property belongs to this vein type. There are two main silver-gold epithermal structures discovered on the Property to date, the Valdecañas and Juanicipio veins. The veins are located in the north-east corner of the concession a shown in Figure 7.2.

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Figure 7.2	1750 and 1650-metre Level Plans

 Source: Thalenhorst (2011)

7.3.1	Valdecañas and Desprendido Veins

The Valdecañas Vein hosts the majority of the mineral resources currently estimated on the Property and hence is the most studied. It has an overall strike of approximately 120° and dips to the south-west at 50° to 60° The Valdecañas Vein has been traced over a strike length of 1.2 km to 1.6 km on the Property. Throughout its length on the concession, the vein is very continuous below an elevation of 1,900 m. This is similar to the other major veins in the Fresnillo mining district. The true width of the vein varies from a few centimetres to nearly 20 m and averages more than 4 m for the area covered by the present resource estimate.

The Valdecañas Vein has a number of subsidiary structures, the most significant of which is the footwall vein, Desprendido. The relationship between the Valdecañas and the Desprendido veins is shown graphically in Figure 7.2 and Figure 7.3. To the west of the ID Fault, the Desprendido Vein is fairly continuous over a strike length of 400 m, splitting off the main Valdecañas Vein with a somewhat shallower dip. To the east of the ID Fault, the vein carries on with similar continuity to about a distance of up to 200 m. Beyond 200 m, the interpretation of the Desprendido Vein is tenuous.

A fault, identified as the ID Fault, has been interpreted to offset both the Valdecañas and Desprendido veins. It is inferred from the differing positions and attitudes of the Valdecañas Vein to the east and to the west. The fault itself has not been definitively identified in drill core and its location and attitude are therefore subject to change.

The vein paragenesis of the Valdecañas Vein has been described by Velador (2010) as consisting of five main phases: 1) deposition of mostly base metal sulphides; 2) quartz and calcite with fewer sulphides; 3) alternating bands of chalcedonic quartz, calcite, adularia,

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epidote, base metals and silver sulphosalts; 4) quartz, calcite and dolomite-ankerite with coarse grained pyrargyrite; and 5) barren quartz, calcite and fluorite. Phases 3 and 4 are the economically most important.

The main ore minerals in the Valdecañas Vein are sphalerite (ZnS), galena (PbS), pyrargyrite (Ag3SbS3), polybasite ([Ag,Cu]16Sb2S11), acanthite (Ag2S) often pseudomorph after its high-temperature polymorph (equivalent) argentite (also Ag2S). The main gangue sulphide minerals are pyrite (FeS2) and arsenopyrite (FeAsS), while the main non-sulphide gangue minerals are quartz (SiO2) and calcite (CaCO3). The Centro de Investigacion y Desarrollo Technologio (CIDT), a division of Peñoles, identified additional minerals as part of the metallurgical test work. They identified aguilarite (Ag4SeS) as an important silver- bearing mineral, and freibergite ([Ag,Cu,Fe]12[Sb,As]4S13), proustite (Ag3AsS3) and electrum (a gold-silver alloy of varying gold-silver proportions) as subordinate silver-bearing minerals (Robertson et al., 2009).

Figure 7.3	Geological Cross Section Valdecañas & Desprendido Veins, Line 675 W

Source: Thalenhorst (2011)

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7.3.2	Juanicipio Vein

The Juanicipio Vein is located some 1.2 km to the south of the Valdecañas Vein. It has been identified by drilling over a strike length of approximately 1.3 km. The vein is generally narrow, with an average true vein width of less than 1 m. It has a similar orientation to the Valdecañas Vein, striking at approximately 100° and dipping to the south at 45° to 55°. The Juanicipio Vein in plan and cross section are shown in Figure 7.2 and Figure 7.4.

Figure 7.4	Geological Cross Section Juanicipio Vein, Line 18

Source: Thalenhorst (2011)

7.3.3	Las Venadas Structure

In September 2011, MAG Silver announced the discovery of a new high grade structure tentatively named "Las Venadas Structure". It lies approximately mid-way between the Valdecañas and Juanicipio veins. A total of 6,500 m of drilling is planned for this area in 2012. It does not form part of the current mineral resource estimate.

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8	DEPOSIT TYPES

The veins of the Fresnillo District, including the veins found on the Juanicipio concession, belong to the class of epithermal intermediate sulphidation veins in spatial association with Tertiary volcanic and lesser intrusive rocks and accompanied by a typical alteration envelope. Figure 8.1 provides a conceptual cross section for the Valdecañas and Santo Niño veins.

Figure 8.1	Epithermal Vein Model as Adapted to the Fresnillo District

Source: Megaw, 2010, with the following original caption: Elevations of specific features of the Fresnillo mining district superimposed on Buchanan’s (1981) epithermal vein model, which relates vertical mineralization and alteration zoning to boiling level. Vertical scale reflects elevations of these features in the Fresnillo district. Alteration Explanation: 1) Siliceous residue: opal, chalcedony, cinnabar, pyrite, specularite. 2) Advanced argillic alteration: ammonium alunite, kaolinite, buddingtonite. 3) Silicification: usually with adularia. 4) Propyllitic alteration: chlorite, epidote, calcite, pyrite, montmorillonite. 5) Adularization: albite increases below the boiling level. Notes: Alteration boundaries more diffuse than shown. (Modified from Buchanan, 1981 and Simmons, 1991).

Epithermal veins of this type are typically formed at a depth of a few hundred metres below the palaeo-surface. Boiling of the hydrothermal solutions leads to rapid mineral deposition within, and subsequent sealing of the structure in which the vein is being formed, with the

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process repeating multiple times as can be deduced from the rhythmic mineral banding in the veins. Epithermal veins in this setting are characterized by the limited extent of the economic mineralization above the boiling point, and this is classically the case for the Fresnillo District.

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9	EXPLORATION

Exploration on the Property prior to the formation of Minera Juanicipio is documented in Section 6 of this Report. The principal exploration conducted by Minera Juanicipio has been surface diamond drilling which is documented in Section 10 of this Report.

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10	DRILLING

10.1	General

Drilling on the Property has been contracted to various companies since 2003. All the drilling has been diamond core. FRS currently contracts drilling to Perforservice S.A. de C.V. (Perforservice), an agent of Boart Longyear, headquartered in Aguascalientes, Mexico. Diamond drillholes are commonly collared using HQ (64 mm core diameter) equipment and reduced to NQ (48 mm core diameter) or BQ (37 mm core diameter) as drilling conditions dictate.

FRS uses a Datamine database and 3D model to plan borehole locations and orientations. Spacing is designed to be 100 m along strike and 70 m to 100 m down dip in the plane of mineralization. All drillhole collars are surveyed using differential GPS or a transit system. Because of topographical and access limitations, fans of holes are drilled in different directions from a single set-up. Downhole deviation is monitored using a Flexit instrument with readings at intervals ranging from 50 m to 100 m. Drilling by MAG Silver recorded surveys every 15 m. Once a drillhole is completed, casing is pulled and collars are identified with cement monuments with the drillhole number engraved. The site is then revegetated according to local law.

The procedures adopted by the operator are industry standard.

As of May 2011, 146 holes had been drilled on the Property for a total of 115,672 m. From May 2003 to June 2004, MAG Silver completed nine drillholes for a total of 7,346 m. In 2005 and 2006, MAG Silver and Peñoles completed six drillholes for a total of 5,048 m. Since then, Minera Juanicipio has completed 131 drillholes for a total of 103,277 m.

Two level plans through the deposit are shown in Figure 7.2. Figure 7.3 and Figure 7.4 show representative examples of drill sections through the veins.

10.2	Core Recovery

Thalenhorst (2011) reviewed the core recovery data for the vein intercepts used for the SMS November 2011 estimate. Core recoveries for the vein intercepts were generally satisfactory and in most cases 100%. A few holes have recoveries below 90%, which is considered to be the threshold at which the grade information may be compromised. The proportion of holes with poor recovery in the Valdecañas Vein is low and of little concern. The proportion of holes with poor core recovery in the other two veins would be of concern but has been considered during resource classification. One hole in each of the Valdecañas (OD) and Juanicipio veins (JU1) was not used for grade interpolation because of poor core recovery.

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11	SAMPLE PREPARATION, ANALYSES, AND SECURITY

Sample preparation, analyses and security have been fully covered by Ross (2011) the excerpt from which is provided below. Sample preparation protocol for MAG Silver samples in 2003 and 2004 are not fully outlined in Wetherup (2006). However, there were only nine holes drilled during that time (Thalenhorst, 2011). The sample protocol and assay methods used for the Minera Juanicipio core are industry standard.

11.1	MAG Silver Sample Preparation and Analyses

Technicians at MAG Silver’s core facility in Fresnillo split, sealed, and labelled samples into plastic sample bags. Batches of samples were then packed in rice bags for shipment. Samples were then transported to BSI Inspectorate preparatory laboratory in Durango, Mexico, by courier. The preparatory laboratory crushed, split, and pulverized the subsamples. Pulps were then flown to Reno, Nevada, in the United Sates for analysis (Wetherup, 2006). No sample preparation was conducted by MAG Silver employees, officers or directors.

Analyses were carried out for silver, arsenic, antimony, copper, mercury, lead and zinc by aqua regia digestion and flame atomic absorption analysis. A standard fire assay was used for gold. The procedures used by BSI Inspectorate and the detection limits of each method can be found in the appendix of Wetherup (2006).

11.2	Fresnillo Sample Preparation and Analyses

Samples are shipped to the ALS Chemex preparatory laboratory in Guadalajara, Mexico, for preparation, and pulps are then forwarded to ALS Chemex Assay Laboratory in Vancouver, Canada, for analysis. No sample preparation was conducted by FRS employees, officers, or directors.

The ALS Chemex Vancouver laboratory is accredited to ISO 9001 by QMI-SAI Global and ISO 17025 by the Standards Council of Canada for a number of specific test procedures, including fire assay for gold with atomic absorption and gravimetric finish, multi-element inductively coupled plasma optical emission spectroscopy (ICP-AES) and atomic absorption assays for silver, copper, lead, and zinc.

At ALS Chemex in Guadalajara, core samples are prepared using industry standard preparation procedures. After reception, samples are organized into batches and weighed (method code LOG-22). Samples are then crushed to 70% passing a two-millimetre screen (CRU-31). A subsample of up to 1,500 g is prepared using a riffle splitter (SPL-21) and pulverized to 85% passing 75 microns (PUL-36).

Each sample is analysed for a suite of elements including silver, lead, and zinc by ICP-AES analysis (method ME-ICP41m) and standard fire assay for gold (Au-AA23). In the case where the silver ICP-AES upper limit of 100 ppm is reached, the sample is tested using fire assay with a gravimetric finish and a 30-gram aliquot (Ag-GRA21).

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11.3	Core Storage and Security

Drill core from the Juanicipio drilling was previously stored in two locations. Mineralized intercepts were stored in a locked shed located at the FRS core handling facility near the Saucito minesite. Other core was stored alongside core from other FRS projects in a large core storage facility located on private land belonging to FRS near the Saucito mine shaft. All Juanicipio drill core has been since moved to a recently constructed secure facility dedicated to Juanicipio drill core only.

Split core that has been bagged and readied for shipment is stored in the dedicated facility prior to shipping.

11.4	Assay Quality Control

SMS has reviewed the entire project quality control database containing data on blanks, standards and check assay results. Standard reference materials and blanks were inserted into the sample stream at the rate of one in 20 to one in 30. A brief summary of the SMS observations follows.

11.4.1	Blanks

There are a total of 188 field blank results for the 97 drillholes used in the resource estimate. About one quarter of the holes (26) do not have a field blank included. It appears that the field blank used for most of the program was not really a blank, as the two graphs below show.

Figure 11.1	Selected Blank Results

While the field blank has a value of 3 g/t for silver, which is reasonably close to the lower detection limit for that metal, its average grade of 660 ppm zinc is much too high, and the determination of failures (the red line) becomes impossible for that metal. The average grade for lead of 90 ppm (not shown) is also too high. A more appropriate material for field blanks needs to be found, for use in future drilling programs.

11.4.2	Standard Reference Materials

The project used four standard reference materials (SRMs), as shown in Table 11.1.

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Table 11.1	Standard Reference Materials Used for the Juanicipio Joint Venture

SRM Name		N	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Baja Ley	Accepted Achieved	36	348 345	0.40 0.42	0.27 0.27	0.52 0.53
Alta Ley (222542)	Accepted Achieved	55	2,060 1 993	0.57 0.57	5.17 4.93	8.26 7.91
Alta Ley (222546)	Accepted Achieved	2	7,170 6,359	0.38 0.38	13.2 9.88	9.76 9.16
CDN ME-5	Certified Achieved	53	206 206	1.07 1.13	2.13 2.09	0.58 0.56

Note that the number of assays (N) refers to all holes drilled on the Property, including those that were not used for any resource estimates. SRMs Baja Ley and Alta Ley were prepared in-house by FRS from crushed (not pulverized) mineralization from one of its operations. The three SRMs were assayed at ALS Chemex to determine the accepted assay values shown in Table 11.1, but were not subjected to assay verification by multiple laboratories. By their nature, these three SRMs are not reliable, due to a lack of homogenization that can only be achieved by pulverization. SRM CDN ME-5 is a certified commercial standard produced by Canadian Resource Laboratories Ltd.

The insertion frequency of one SRM in 20 samples to one in 30 has resulted in some vein intersections remaining without any SRMs. Because of the nature of two of the high-grade SRMs used, and the incomplete coverage, the SRM results do not provide proof positive that the assays used for resource estimation are reliable; however, the available information does not indicate any major issues with the assay database of the Juanicipio project.

11.4.3	Check Assay Results

FRS has undertaken extensive check assaying of the original ALS Chemex results at Acme and Inspectorate Laboratories, both of Vancouver, British Columbia. Pulps from 577 samples have been assayed by all three laboratories, and the results are in Table 11.2.

Table 11.2	Check Assay Results (577 Samples)

Laboratory	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
ALS Chemex Laboratories Inspectorate Laboratories Acme Laboratories	462 449 418	1.44 1.42 1.44	1.60 1.61 1.59	2.57 2.70 2.65

There is a potential issue with the silver assays as shown by the lower average value for the 577 results reported by Acme. The QQ plots in Figure 11.2 below show that the overall difference arises from high assays above approximately 2,000 g/t. Since the in-house standards were assayed by ALS Chemex to obtain their accepted values, and since the only certified SRM has a much lower silver grade of 206 g/t, the SRM results in Table 11.2 do not provide guidance as to which of the two laboratories – ALS Chemex or Acme - is biased high or low.

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Figure 11.2	QQ Plots of Check Assay Results for Silver

11.4.4	Conclusions and Recommendations

The “noise” of the “blanks” used for most of the program, particularly for zinc, is not considered a serious issue since the silver values do not indicate a general contamination problem. However, a more suitable field blank should be found for future drill programs.

The variety of SRMs should be expanded to better match the range of typical project silver assays - one at about 100 g/t (the cut-off grade), one at 300 g/t, one at 600 g/t (the average resource grade), one at 1,200 g/t and one at 2,400 g/t. The insertion frequency should be one in 20, and more often if required to ensure that every important vein intersection is covered. SRMs should be of commercial quality and source with proper certification.

There is a potential issue with the ALS Chemex silver assay results that needs to be resolved. Additional check assaying with the inclusion of suitable SRMs is required.

11.5	Bulk Density Data

Given the changing character of the vein mineralization over short distances within a single sample, FRS staff are systematically determining the bulk density of many pieces of core for a given vein intersection. This gives a more representative figure than would be available if only one or two pieces were used for this purpose.

While Chartier et al., (2008) report that core density measurements were made “using a water immersion technique and wax coating”, SMS was told that no wax coating was applied. Given the porosity of the vein material so typical of this type of mineralization wax coating is mandatory. If wax coating has not been systematically applied, then the bulk density data and any resource tonnage including the SMS November 2011 estimate (and the contained precious and base metals) will be biased high by a few percent.

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12	DATA VERIFICATION

During his site visit in August 2012, Henrik Thalenhorst of SMS observed core from 16 drillholes (portions of drillholes RD, GD, JC, KG3, KD, RC, RE, KE, KF, KG, RB, MA, JE, MU, JU6 and JU7), and verified the existence of a few drill-hole markers on surface. The general reasonableness of the base metal assays received was assessed against the sphalerite and galena abundances, and the presence of pyrargyrite and acanthite/argentite was noted in some of the silver-rich core intervals. Based on these observations, independent check sampling was not deemed necessary.

AMC has not investigated the integrity of the database used for the resource estimate being reported here. Periodic checks have been undertaken by FRS, SRK (UK) and Scott Wilson RPA who have pronounced the database reliable. This includes automatic verification by the software used.

However, the electronic database is incomplete. Only data on drill-hole surveys (both for the collar and down-hole data), drill-hole intervals and derived true, horizontal and vertical width are included, as are assays for Au, Ag, Pb, and Zn, and the bulk density data. Information on the concentrations of other metals such as Sb, As, S of potential economic or scientific interest deriving from multi-element analyses, and the core recovery figures should be added to the electronic data as the project advances toward definitive economic assessment and underground development.

Notwithstanding the comments above, the authors are satisfied that the data is adequate for the purposes for which it has been used for this Technical Report.

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13	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Metallurgical Testing

The metallurgical test work reports received consist of the following two reports in Spanish:

•	The May 2008 Interim Report9; being the initial tests on samples from the G, I+K, and M sections on the Valdecañas Vein.

•	The June 2009 Final Report10; being additional tests from a more representative suite of samples from the G, H+I+J, K+L+M+N+O, and Q+R+S+T+U sections on the Valdecañas Vein.

The May 2008 Interim Report included mineralogical characterisation, basic work index determinations, and selective flotation tests for lead, zinc, and pyrite. The test work was carried out on an overall composite sample prepared from 79 individual samples obtained from 10 drillholes on the G, I, K, and M sections of the Valdecañas Vein, as well as separate flotation test composites from sections G, I+K, and M.

No metallurgical test work has been reported relating to the Desprendido or Juanicipio veins.

The test work determined that the gangue matrix consisted mainly of quartz, pyrite, and calcite hosting the base metal sulphides of galena and sphalerite, with silver occurring variously as sulphides (argentite and aguilarite), sulphosalts (mainly pyrargyrite) and minor amounts of native silver and electrum. The mineralogical texture was found to be fine, especially with respect to the silver minerals, requiring a fine grind of 80% passing 40 µm to achieve adequate liberation for effective recovery by flotation. Comminution test work was limited to ball mill work index (BWI) tests, which showed the mineralization to be hard with a BWI of 17.4. Even at the fine grind size, a significant proportion of gold and to a lesser extent silver, remained finely disseminated in pyrite in the 5 micron size range; hence the tests included production of a pyrite concentrate in order to achieve acceptably low levels of gold and silver in the final tailings.

The main conclusions were that the Valdecañas Vein mineralization responded favourably to a selective flotation process for lead-zinc with high recoveries and acceptable concentrate grades being achieved. Some preliminary tests on pyrite flotation and subsequent cyanidation of the pyrite concentrate indicated the potential for recovering an additional 12% of gold and 5% silver, although insufficient test work was carried out to confirm an economically viable processing route. The presence of small amounts of native gold and silver suggested there could be merit in including a gravity separation stage in the grinding circuit.

The June 2009 Final Report was built on the previous work and included additional tests on a more representative suite of samples from recent exploration. An overall composite was

9 Proyecto Juanicipio 002-102606, Recuperacion de oro,plata,plomo y zinc” reporte de avance no.1, 8 de mayo 2008.

10 Proyecto Juanicipio 002-OT10-016-09, Recuperacion de oro,plata,plomo y zinc” reporte final, 30 de junio 2009.

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prepared from 190 m of mineralized intersections from 27 drillholes on sections G, H, I, J, K, L, M, N, O, P, Q, R, S, T, and U, and in addition, four composites from sections G, H+I+J, K+L+M+N+O, and Q+R+S+T+U were prepared and subjected to flotation tests to determine any metallurgical variability across the mineralized zones.

The flotation tests were carried out under the optimum conditions determined in the 2008 test work program where the principal requirement was for a fine grind to around 80% passing 40 µm. The concentrate grades and recoveries were considered satisfactory and were generally consistent with the earlier work, taking into account that the sample grades were significantly lower, but also more representative of potential mill head-grades.

Table 13.1 presents the four-product metallurgical balance calculated from the optimum conditions of open-circuit flotation testing on a general composite head sample assaying 1.6 g/t Au, 383 g/t Ag, 1.48% Pb, 2.82% Zn, 0.09% Cu, and 8.69  Fe. No locked-cycle tests have been carried out to date. Note that this balance includes a pyrite concentrate to indicate the potential for improving gold and silver recovery through a process of pyrite concentrate production and treatment, in addition to the lead-zinc selective flotation.

Table 13.1	Metallurgical Balance from General Composite Sample

	Weight	Assays (g/t, %)						Distribution (%)
Product	%	Au	Ag	Pb	Zn	Cu	Fe	Au	Ag	Pb	Zn	Cu	Fe
Head		1.60	383	1.48	2.82	0.09	8.69
Pb Conc	3.2	34.67	9,767	43.43	6.86	1.32	8.69	69.0	81.0	93.1	7.7	44.8	3.2
Zn Conc	4.7	1.07	567	0.39	52.00	0.54	10.20	3.2	7.0	1.2	87.0	27.3	5.5
Py Conc	10.2	2.94	225	0.14	0.16	0.02	41.50	18.8	6.0	1.0	0.6	2.4	48.7
Final Tail	81.9	0.18	28	0.08	0.16	0.03	4.52	9.1	6.0	4.7	4.7	25.4	42.6
Total	100	1.60	383	1.48	2.82	0.09	8.69	100	100	100	100	100	100
Pb-Zn Tail	92.1	0.48	50	0.09	0.16	0.03	8.61	27.9	12.0	5.6	5.2	27.9	91.3

Table 13.2, shows a summary of the flotation tests on the four section composites, as well as the general composite shown above.

There is a reasonable level of consistency across the various section composites. However, from an analysis of concentration ratio versus recovery (i.e. to normalise for head grade variations) it is worth noting that:

•
Section Q+R+S+T+U shows inferior silver concentration efficiency, whereas section K+L+M+N+O has inferior lead concentration efficiency, implying that silver concentration performance does not always correlate with that for lead. In fact there is only a moderate correlation between silver head assays and lead head assays which may be a reflection of the abundance of silver sulphosalts.

•
Concentration efficiency of gold and silver into the pyrite concentrate appears quite variable, but this is principally related to the recovery of these metals into the lead concentrate and small differences there being magnified, in a relative sense, in the residual feed to the pyrite circuit.

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Table 13.2	Summary of Flotation Tests on General and Section Composites

Sections	Au	Ag	Pb	Zn	Fe	Au	Ag	Pb	Zn	Fe	Au	Ag	Pb	Zn	Fe	Au	Ag	Pb	Zn	Fe
	Heads (g/t,%)					Final Pb Concentrate (g/t,%)					Final Zn Concentrate (g/t,%)					Final Py Concentrate (g/t,%)
General	1.60	383	1.48	2.82	8.69	34.7	9,767	43.4	6.9	10.2	1.1	567	0.4	52.0	10.2	2.9	225	0.1	0.2	41.5
G	2.22	454	1.40	2.64	7.20	45.8	10,043	35.5	8.0	10.1	2.8	809	0.3	52.2	10.1	2.1	207	0.1	0.2	37.5
H+I+J	2.09	240	1.60	2.97	8.15	41.7	5,853	43.8	10.2	11.0	1.4	468	0.4	58.7	11.0	6.0	152	0.2	0.2	42.1
K+L+M+N+O	1.54	540	1.58	3.73	12.34	29.7	12,331	38.4	9.9	12.6	0.7	484	0.6	55.2	12.6	1.7	176	0.2	0.3	39.3
Q+R+S+T+U	1.20	342	1.59	2.63	8.23	20.3	6,111	35.5	9.9	9.8	0.9	635	0.5	52.2	9.8	1.8	450	0.2	0.1	39.4
Average	1.73	392	1.53	2.96	8.92	34.4	8,821	39.3	9.0	10.7	1.4	593	0.4	54.1	10.7	2.9	242	0.18	0.18	40.0
						Final Pb Concentrate (Distribution,%)					Final Zn Concentrate (Distribution,%)					Final Py Concentrate (Distribution,%)
General						69	81	93	8	3	3	7	1	87	6	19	6	1.0	0.6	49
G						76	82	94	11	5	5	7	1	83	6	7	3	0.7	0.4	37
H+I+J						67	82	92	12	5	3	8	1	82	6	17	4	0.8	0.4	30
K+L+M+N+O						72	86	91	10	5	3	5	2	85	6	11	3	1.3	0.7	32
Q+R+S+T+U						71	75	94	16	6	3	7	1	78	5	15	13	1.2	0.5	48
Average						71	81	93	11	5	3	7	1	83	6	14	6	1.0	0.5	39

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Another key test work outcome was the development of a reagent suite for the differential flotation process, as summarized in Table 13.3. Reagent addition rates were also determined and have been used by AMC to estimate mineral processing costs.

Table 13.3	Flotation Reagent Suites

Stage	pH	Modifier/Depressant	Collector
Grinding/Pb Flotation	8.5 (soda ash also added)	ZnSO4/NaCN NaMBS	Dithiophosphates Aerofine
Zn Flotation	10.5	CuSO4	Aerofine
Pyrite Flotation	9.0		Potassium Amyl Xanthate

13.2	Implications for Process Design

Table 13.4 shows the test work head grades, plus the initial estimate of head grades on which the processing design criteria have been developed. The table also shows the final average life-of-mine head grades from the mine plan.

Table 13.4	Head Grades Used for Test Work and for Process Design

	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Test work sample head-grades	1.60	383	1.48	2.82
Process design head grades	1.90	548	2.00	3.60
Average life-of-mine plan grades	1.30	416	1.42	2.70

Table 13.5, shows the metal distribution (Dist) to concentrates for the head grades shown in Table 13.4, assuming the metal distributions in Table 13.2. To maintain some conservatism and to allow for actual plant operating results being slightly inferior to laboratory results, no enhanced grade-recovery performance has been assumed in the cleaner circuit design (a common bottleneck), despite the process design grades being significantly higher than the test work grades. The average life-of-mine grades are expected to be lower than process design grades, and therefore closer to the test work grades. In the absence of resource grades for pyrite, the metal recoveries to pyrite concentrate in the metallurgical test work results have been used for design purposes.

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Table 13.5	Metal Distribution to Concentrates

	Wt	Gold		Silver		Lead		Zinc
	% of feed	Grade g/t	Dist. %	Grade g/t	Dist %	Grade %	Dist %	Grade %	Dist %
Test work
Pb Concentrate.	3.2	34.70	69%	9,767	81%	43.4	93.1%	6.9	7.7%
Zn Concentrate.	4.7	1.07	3.2%	567	7%	0.4	1.2%	52	87%
Py Concentrate.	10.2	2.94	18.8%	225	6%
Design grades
Pb Concentrate.	4.3	30.3	69%	10,265	81%	43	93%	6.7	8%
Zn Concentrate.	6.0	0.9	3%	637	7%	0.33	1%	52	87%
Plan grades
Pb Concentrate.	3.1	29.2	69%	10,972	81%	43	93%	7.0	8%
Zn Concentrate.	4.5	0.9	3%	645	7%	0.31	1%	52	87%

13.3	Recoveries and Concentrate Grades

A summary of the design criteria mill recoveries and concentrate grades is shown in Table 13.6.

Table 13.6	Mill Recoveries and Concentrate Grades

	Gold	Silver	Lead	Zinc
Recoveries to lead concentrate	69%	81%	93%	8%
Lead concentrate grades	30.3 g/t	10,265 g/t	43.0%	6.7%
Recoveries to zinc	3%	7%	1%	87%
Zinc concentrate grades	0.95 g/t	637 g/t	0.33%	52.0%
Recoveries to pyrite concentrate	19%	6%	–	–
Pyrite concentrate grade	2.94 g/t	225 g/t	–	–

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14	MINERAL RESOURCE ESTIMATES

14.1	General

The resource estimation process included a thorough review of the geological interpretation, particularly of the Valdecañas and Desprendido veins in the western part of the Property, which resulted in a change to the previous interpretation of the two veins in this area. Specifically, the Valdecañas Vein was sub-divided into low-grade and high-grade domains for silver, lead and zinc with assay statistics and capping of high outlier assay values undertaken separately for each domain (domaining proved elusive for the gold assay population of the Valdecañas Vein and for any element in the Juanicipio and Desprendido veins). After compositing of the original drill-hole assay intervals, variography of the various veins and their domains followed. The parameters for the block model were reviewed and changed where considered appropriate. The final steps in the resource estimation process were grade interpolation and resource reporting. Differences in the SMS November 2011 estimate and prior resources estimates are explained fully in the SMS report and are not reiterated here.

14.2	Data Available

Data for the estimation of mineral resources for the Juanicipio project, as listed in Table 14.1, derive from surface diamond drilling available as of June 2011.

Table 14.1	Data Available for Resource Estimation

		Valdecañas & Desprendido Veins	Juanicipio Vein
Drillholes		122	23
Assays		9,910	1,456
Composites		510	30
Density Determinations	All	3,374	623
	Vein	510
Note: exploration holes without relevance for resource estimation are excluded.

Some drillholes collared on the Property have wandered slightly outside of the Property boundary, and information from these holes is being used.

Overall, the core recovery for the vein intercepts is satisfactory, in most cases 100%. However, a few holes have recoveries below 90%, which is considered the threshold at which the grade information may become compromised. The proportion of holes with poor recovery in the Valdecañas Vein is low and of little concern. The proportion of holes with poor core recovery in the other two veins would be of concern but has been considered during resource classification. One hole in each of the Valdecañas (OD) and Juanicipio veins (JU1) was not used for grade interpolation because of poor core recovery.

14.3	Geological Framework

14.3.1	Geological Interpretation

The initial step of the resource estimation process was a thorough review of the existing vein interpretation. This concentrated on the Valdecañas Vein and its subsidiary structures about

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which there had been differences of opinion between FRS/SRK and RPA in the past. The review resulted in a number of intersections being re-interpreted with the result that only the Valdecañas Vein itself, the footwall vein identified as Desprendido Vein, and the Juanicipio Vein had sufficient continuity to warrant resource estimation. The Desprendido Vein had previously been recognized, but a number of intersections were added during this review that had previously been interpreted to reflect the existence of other veins in the footwall of the Valdecañas Vein.

A graphical view of the geological interpretation, on which the current resource estimate is based, is illustrated in Figure 7.2, Figure 7.3, and Figure 7.4. The location of the cross sections is shown in Figure 7.2. The orientation, continuity, and offset of the Valdecañas Vein have been discussed in Section 7.3.1 as has the orientation and offset of the Desprendido Vein, and the orientation of the Juanicipio Vein. The continuity of the Desprendido and Juanicipio veins is discussed below.

The grade distribution within the Desprendido Vein is reasonably continuous to the west of the ID Fault. To the east of the ID Fault, the vein carries on with similar continuity to about a distance of up to 200 m. Beyond 200 m, the interpretation of the Desprendido Vein is tenuous, and there is no assurance that there is physical or grade continuity between a few isolated, scattered vein intersections with silver values >100 g/t.

The Juanicipio Vein has a strike length of approximately 1.3 km. It is generally narrow, with an average true vein width of less than 1 m. The review of drill core and of the existing geological model confirmed the existing interpretation.

14.3.2	Wire Framing

The results of the geological interpretation were used to create wireframes for the three veins in Leapfrog© using vein boundaries as input. These wireframes were later expanded to observe a minimum true width of 2 m to allow for mining realities. Table 14.2 summarizes the number of vein composites for each vein, and the number of expansions.

Table 14.2	Summary of Vein Expansions

	Total Number of Vein Composites	Number of Vein Composites Expanded (%)
Valdecañas Vein	74	21	(28%)
Desprendido Vein	29	17	(59%)
Juanicipio Vein	24	20	(83%)

The large proportion of expanded vein composites in the Juanicipio Vein reflects its naturally thin nature with an average true width of less than 1 m.

The wireframes were allowed to include peripheral low-grade vein intercepts along strike or up and down-dip interpreted to represent the vein in question, and to continue into intersections without veins in the case of the Desprendido and Juanicipio veins. This allows the use of low-grade intervals during grade interpolation to mimic the decrease of the vein grade beyond the last high-grade drillhole.

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Given the depth of the veins and the length of the drillholes with which they have been explored, the wireframes turned out to be surprisingly smooth, with only a few small “bumps” that are most likely due to slightly inaccurate drill-hole surveys.

14.4	Assay Statistics, Domaining, and Choice of Capping Values

The evaluation of the assay data for each of the veins was undertaken using actual vein samples before compositing. The sample-length statistics are compiled in the following table.

Table 14.3	Summary of Sample-Length Statistics

Vein	Number of Samples	Minimum (m)	Maximum (m)	Average (m)	Standard Deviation (m)
Valdecañas	426	0.13	1.85	0.95	0.21
Desprendido	137	0.60	1.50	0.97	0.18
Juanicipio	28	0.18	2.70	0.85	0.47

The evaluation attempted to take into account any metal zoning of the veins. For this purpose, longitudinal sections for each of the three veins were evaluated using grade-thickness (GT) vein composites for silver and simple vein composite assays for lead and zinc. For the Valdecañas Vein, the plots showed the existence of two populations for silver, lead, and zinc. For silver, the assay populations are of nearly equal size, but for lead and zinc more than 80% of the assays are in the high-grade population. Table 14.4 shows the position of the population breaks and the average grades for each of the high-grade and low-grade populations.

Table 14.4	Low-Grade and High-Grade Populations, Valdecañas Vein

		Low-Grade Domain		High-Grade Domain
	Population Break	Number of Composites	Average Grade (g/t or %)	Number of Composites	Average Grade (g/t or %)
Silver	2,300 mxg/t	207	168	219	1,093
Lead	0.8%	71	0.18	355	2.26
Zinc	1.0%	71	0.36	355	4.09

To test whether the data presented in Table 14.4 are strictly statistical or actually represent grade domains for silver, lead and zinc in the Valdecañas Vein, the high-grade and low-grade samples were plotted with different colours in longitudinal section. While there was no complete separation, the two populations clustered in different parts of the vein.

The Valdecañas Vein was therefore sub-divided into high-grade and low-grade domains for silver, lead, and zinc. The high-grade domain for silver tends to be at an intermediate elevation and consists of three discontinuous sub-domains, roughly in the centre of the higher-grade mineralization. The high-grade lead and zinc domains are coincident, occupy the lower half of the mineralization explored by drillholes, and contain more than 80% of all assays. An example of these plots is shown for silver in Figure 14.1.

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Figure 14.1	Valdecañas Vein, Low-Grade and High-Grade Domains for Silver

No clear domaining could be established for gold in the Valdecañas Vein and domaining attempts in the Desprendido and Juanicipio veins did not succeed for any of the elements of interest, possibly due to the smaller assay database.

Capping values were evaluated for each element separately and for the high-grade and low-grade domains of the Valdecañas Vein (for silver, lead and zinc), and for the entire Valdecañas Vein for gold. For the Desprendido Vein, the complete populations of individual drill-hole assays were evaluated for all elements of interest. The evaluation considered arithmetic and log-transformed frequency distribution plots as well as log probability plots. Table 14.5 shows the capping levels adopted. Their effect on key statistic parameters such as the mean and the standard deviation of the various vein and domain populations are listed and discussed fully in the SMS November 2011 estimate. Key points are discussed below.

Silver in the Desprendido Vein, despite being aggressively capped at the 95.9th percentile, retained a high coefficient of variation (CoV) of 2.3 for the capped values. There are indications of perhaps two silver populations, which would explain the high CoV, but attempts at domaining proved futile. As a result, the silver grade of the Desprendido Vein may be over-estimated in the current resource model.

Given the small number of samples in the Juanicipio Vein, the capping levels must be regarded as very preliminary.

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14.5	Compositing

The capped assays were composited into one-metre composites using the variable-length option in DatamineTM. Composites were weighted by both length and bulk density because there is a strong correlation between base metal grade and density.

Compositing took place inside the vein wireframes and included both actual vein intervals and contiguous samples (where required) to bulk up narrow veins to the two metre minimum mining width. The expanded vein composites were later used for variography and grade interpolation.

Non-vein intersections were added to the vein composites where holes without a vein intersected the wireframes to mimic the gradual grade decrease away from the last high-grade drillholes at the edges of the well-mineralized parts of the various veins. This was the final composite database used for the resource estimation. The statistics of these “final vein composites” are presented and compared to the capped vein assays and the expanded vein composites in Table 14.5.

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Table 14.5	Statistics of Capped Vein Assays and Composites

	Capping Levels (%)	Capped Vein Assays				Capped Vein Assays (Expanded to 2 m)				Final Vein Composites
		N	Mean	SD	CoV	N	Mean	SD	CoV	N	Mean	SD	CoV
Valdecañas Vein Low-Grade Domains
Ag (g/t)	98.4	207	164	245	1.5	209	152	215	1.4	213	149	214	1.4
Pb (%)	98.3	71	0.18	0.23	1.3	78	0.15	0.19	1.3	82	0.15	0.19	1.3
Zn (%)	98.4	71	0.35	0.48	1.4	78	0.29	0.40	1.4	82	0.28	0.39	1.4
Valdecañas Vein High-Grade Domains
Ag (g/t)	98.9	219	1028	1300	1.3	209	1036	1164	1.1	209	1035	1164	1.1
Pb (%)	99.2	355	2.23	2.97	1.3	340	2.24	2.74	1.2	340	2.24	2.74	1.2
Zn (%)	99.7	355	4.14	3.73	0.9	340	4.12	3.36	0.8	340	4.12	3.36	0.8
Valdecañas Vein Total
Au (g/t)	98.3	426	1.86	3.1	1.6	418	1.78	2.83	1.6	422	1.77	2.82	1.6
Desprendido Vein
Ag (g/t)	95.9	137	408	940	2.3	146	380	834	2.2	221	257	702	2.7
Au (g/t)	98.5	137	0.91	1.27	1.4	146	0.84	1.16	1.4	221	0.57	1.02	1.8
Pb (%)	98.5	137	1.56	2.65	1.7	146	1.44	2.48	1.7	221	0.98	2.13	2.2
Zn (%)	98.7	137	2.48	3.39	1.4	146	2.30	3.14	1.4	221	1.59	2.78	1.8
Juanicipio Vein
Ag (g/t)	82.3	16	931	971	1.0	26	433	637	1.5	60	216	466	2.2
Au (g/t)	94.0	16	1.08	1.12	1.0	26	0.51	0.71	1.4	60	0.16	0.93	1.5
Pb (%)	94.0	16	1.31	1.49	1.1	26	0.63	0.98	1.5	60	0.34	0.72	2.1
Zn (%)	94.0	16	2.50	2.25	0.9	26	1.19	1.60	1.3	60	0.66	1.21	1.8
Note: SD = standard deviation, CoV = coefficient of variation.

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14.6	Bulk Density

The bulk density data obtained from drill core (Section11.5) were evaluated for each of the veins and separately for the base-metal domains of the Valdecañas Vein. The data for the original assay data are summarized in Table 14.6. As expected, the density is reasonably well correlated with the total sulphide content

Table 14.6	Density Statistics by Vein and by Domain

Vein, Domain	N	Minimum (g/cm3)	Maximum (g/cm3)	Mean (g/cm3)	SD (g/cm3)	CoV (g/cm3)
Valdecañas, low-grade	71	2.34	3.52	2.70	0.16	0.06
Valdecañas, high-grade	355	2.36	4.85	3.03	0.38	0.12
Desprendido	128	2.35	3.82	2.87	0.30	0.10
Juanicipio	17	2.27	3.51	2.89	0.34	0.12

Based on the frequency plots created for each of the drill-core density populations summarized in Table 14.6, no capping is required for any of the bulk density populations. Unless actual bulk density data were available, a default density of 2.60 g/cm3 was used for the waste added to achieve a two metre minimum mining width, and for the barren composites in barren drillholes.

It should be noted that the bulk density measurements, as pointed out in Section 11.5, are probably biased high by a small amount that has yet to be established.

14.7	Variography

Variography was undertaken separately for the high-grade and low-grade domains of the Valdecañas Vein for silver, lead and zinc, and for gold for the entire vein. Variography was undertaken for the entire Desprendido and Juanicipio veins for each of the four elements.

In the down-hole variograms, ranges are short as expected, from 5 m to 7 m, and the nugget (the point where the variogram reaches the left vertical axis) for all elements is in the range of 0.2 to 0.4 for both the Valdecañas and Desprendido veins. Given the very limited width of the Juanicipio Vein, there is insufficient data to attempt down-hole variography.

Efforts to create variograms for silver in the high-grade and low-grade silver domains of the Valdecañas Vein met with little success. The range of the variograms, which were created with a lag of 100 m, is shorter than the drill-hole spacing. Variography was not attempted for the Desprendido or the Juanicipio veins given their limited database.

Variography on the bulk density data showed the same pattern as the assay data, without a discernible range being exhibited. Given the variography results, search distances for grade interpolation take their guidance from the overall continuity character of each vein, which can be inferred from the long sections.

14.8	Block Model

A new block model was created which encompasses both the Valdecañas and Juanicipio areas and allows for future resource additions down-dip for the known veins, and for the inclusion of additional resources between the two areas when warranted. Direction X is along an azimuth of

120˚ (the strike of the veins), direction Y is horizontal and perpendicular to X (i.e., 30˚), and the third dimension Z is the vertical. Block size was chosen at 24 m or one-quarter of the average drill-hole spacing of approximately 100 m in the X direction, by 12 m for the vertical (Z) by 6 m in the Y direction. Sub-blocks in DatamineTM were set to 4 m for X and to 1 m for each of Y and Z. The block model statistics are compiled in Table 14.7.

Table 14.7	Block Model Dimensions and Statistics

	Azimuth/Dip	Origin	N	Block Size (m)	Distance (m)
X	120˚/0˚	708 978	106	24	2 544
Y	30˚/0˚	2 558 921	332	6	1 992
Z	Vertical	1181	88	12	1 056

The total volume is more than 5 km3. However, the block model was left empty for most of its volume between the Valdecañas and Juanicipio vein areas. Figure 14.2 shows the location and extent of the block model.

Figure 14.2	Block Model Extent

14.9	Grade Interpolation

14.9.1	Composite Utilization

As discussed in the SMS November 2011 estimate and references therein, the choice of a maximum number of composites used from any one drillhole has an influence on the outcome

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of the estimate. Based on an investigation of the relationship between the maximum number of composites per hole and the resultant silver grade, the following parameters where used for the resource:

Table 14.8	Maximum and Minimum Number of Composites

	Valdecañas	Desprendido	Juanicipio
Maximum number of composites/drillhole	8	10	3	*
Minimum number of composites/drillhole	2	2	n/a
Maximum for total number of composites from all holes	24	24	n/a
*In the Juanicipio Vein the largest number of composites/hole is three.

14.9.2	Search Ellipsoids and Search Distances

For the Valdecañas and Desprendido veins, the axes of the search ellipsoid were set along strike, down-dip and across strike. For the Juanicipio Vein, where the better-grade mineralization forms a recognizable shoot, the search ellipsoid was adjusted, and the long axis followed the interpreted shoot direction.

In the absence of variography ranges, search radii were chosen to reflect the perceived overall continuity of the three veins under consideration as evident from the longitudinal sections. The Valdecañas Vein has the best continuity, in line with the experience for the other major veins in the Fresnillo District. The Desprendido Vein shows intermediate continuities and the Juanicipio Vein the shortest.

Table 14.9	Search Ellipsoid Axes Directions and Radii

	a (longest)		b (shortest)		c (intermediate)
	Azimuth/Dip	Radius (m)	Azimuth/Dip	Radius (m)	Azimuth/Dip	Radius (m)
Valdecañas	120˚/0˚	160	30˚/-40˚	200	210˚/-50˚	80
Desprendido	120˚/0˚	100	30˚/-40˚	200	210˚/-50˚	50
Juanicipio	245˚/-40	100	20˚/-40˚	50	150˚/-35˚	50

The ellipsoid axis along direction b would normally be the shortest, being perpendicular to the dip of the veins. However, in order for the grade interpolation to bridge the large gap between the lower parts of the Valdecañas and Desprendido veins across the ID Fault, this search axis was artificially inflated to 200 m for these two veins. There is no other effect, since only composite grades from the vein being interpolated could be used for its grade information. For the Juanicipio Vein, a more normal “short” axis of 50 m was selected to ensure complete inclusion of eligible composites of the vein in the grade interpolation where the vein attitude changes.

14.9.3	Grade Interpolation

To emphasize the local grade information, the base-case grade interpolation was undertaken using inverse distance weighting to the third power (ID3).

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14.9.4	Bulk Density Interpolation

The bulk density data were interpolated using the same search ellipsoids and search distances as were applied to the grade interpolation. Interpolations were run for the tonnages inside the wireframes of all veins together using ID2 and ID3, with little difference between the two. For the final estimate, ID3 was selected with an average bulk density of 2.85 t/m3, resulting in 17,824 kt.

14.10	Resource Classification

Given the relatively sparse drillhole information for the three veins under consideration, which averages about 90 m by 90 m, there are at this time no Measured Mineral Resources on the Property.

The delineation of the Indicated and Inferred Mineral Resource classifications was determined by recording the number of drillhole composites used in the estimate of a particular block and projecting this information in longitudinal view. Figure 14.3 shows the results of this interpolation in longitudinal projection for the Valdecañas Vein. There is a reasonably coherent area where four or more vein composites contributed to the grade estimation of a block. This area was manually surrounded by a line enclosing those blocks and assigned the Indicated class, taking into account the location of single holes. All other blocks were assigned the Inferred class.

Figure 14.3	Outline of Indicated and Inferred Mineral Resources

After Strathcona Mineral Services Limited November 2011

Number of drillhole composites used: blue – 1 to 3, green – 4 and 5, red - > five. White blocks are without grade estimate. The black line surrounds the blocks placed in the Indicated category. Drill-hole locations are shown as half-circles.

The same approach was used for the Desprendido Vein. There are only a few isolated patches of blocks estimated by four holes, not enough to place any of the mineral resources of this vein in the Indicated class. The relatively high proportion of holes with poor core recovery and the

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high coefficient of variation of the silver assay population after capping contribute to the classification of the entire Desprendido Vein as no higher than Inferred.

Because of its narrow width, large drill-hole distances and occasional pinch-outs, all of the Juanicipio Vein mineral resources were placed in the Inferred Mineral Resource category.

14.11	Resource Estimation Results

14.11.1	Cut-Off Grade and Reporting Boundaries

The mineral resource estimate is constrained both by the Property boundary and the limits imposed to prevent the mineral resource estimate being extended an unreasonable distance beyond outside drillholes. At the outer edges of the drillhole information, the interpolated block model was cut off at a nominal distance of 25 m in the up-dip direction where the top of the boiling zone is ill-defined, and at a distance of 50 m in the strike and down-dip directions.

This mineral resource estimate is reported at a cut-off grade of 100 g/t silver. Silver is the most important metal for Minera Juanicipio, and the cut-off grade chosen (including an allowance for 80% recovery) approximates the grade required to cover the operating costs of approximately $50/t. Those parts of the current mineral resource estimate with less than 100 g/t silver but with significant values in gold, lead, or zinc have been considered for inclusion in the mine plan by applying a $65 NSR cut-off value to them, as discussed in Section 16.9.

14.11.2	Presentation of Resource Estimate

Table 14.10 summarizes the SMS November 2011 estimate. While the block model extends into the surrounding FRS claims for short distances because of the deviation of some of the holes drilled from the Property, the resources are reported only to the Juanicipio Concession boundary. Given the uncertainties inherent in the estimate, the tonnages, grades and metal content as presented are rounded to the nearest significant digits.

Table 14.10	Estimate of Mineral Resources for Minera Juanicipio — November 2011 (Cut-off Grade = 100 g/t Ag)

	Classification	Tonnes (millions)	Silver (g/t)	Silver (million ounces)	Gold (g/t)	Lead (%)	Zinc (%)
Valdecañas Vein	Indicated Inferred	5.7 2.0	702 459	128 30	1.9 2.0	2.2 1.6	4.2 3.1
Desprendido Vein	Inferred	1.8	540	31	0.9	1.8	3.2
Juanicipio Vein	Inferred	0.5	638	10	0.8	0.9	1.7
Totals	Indicated Inferred	5.7 4.3	702 513	128 71	1.9 1.4	2.2 1.6	4.2 3.0

Mineral resources have no demonstrated economic viability. Additionally, Inferred Mineral Resources have a large degree of uncertainty as to their existence, quantity and quality, and it cannot be assumed that all or any part of the Inferred Mineral Resources can be upgraded to a higher mineral resource classification.

Figure 14.4 to Figure 14.6 show the block model silver grades on the same sections and level plans that were used to present the vein geology in Section 7.3.

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Figure 14.4	1750-metre Level, Block Model Silver Grades, All Veins

Desprendido Vein
ID Fault
Valdecañas Vein
Juanicipio Vein
Silver Grade
[ABSENT]
[4.66,50]
[50,100]
[100,200]
[200,300]
[300,400]
[400,500]
[500,1000]
[1000,CEILING]
709750
710000
710250
710500
710750
711000
711250
560250
560000
559750
559500
559250
559000
558750
558500
N

Source: Thalenhorst (2011)

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Figure 14.5	Block Model Cross Section Valdecañas and Desprendido Veins Line 675 W

Source: Thalenhorst (2011)

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Figure 14.6	Block Model Cross Section Juanicipio Vein, Line 18

Source: Thalenhorst (2011)

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14.11.3	Grade – Tonnage Information

The Indicated Mineral Resources of the Valdecañas Vein show little sensitivity to a change in cut-off grade, and the application of mining constraints will not have a marked effect on the grade and tonnage of material mined, after dilution provisions have been applied. In contrast, the Inferred Mineral Resources will respond with comparably larger tonnage and silver grade variations to changes in economic parameters. However, even if the effective cut-off grade for the Inferred Mineral Resources is lowered to 50 g/t Ag, the average silver grade is still at a comfortable level of 300 g/t. Figure 14.7 shows the grade-tonnage curves for the Valdecañas Vein.

Figure 14.7	Grade –Tonnage Curves for the Valdecañas Vein

The sensitivity of the Desprendido Vein to changes in cut-off lies between the sensitivity shown by the Indicated, and the Inferred Mineral Resources in the Valdecañas Vein. It is also observed that there is a large tonnage of very low-grade material (below a silver cut-off grade of 10 g/t), which is the result of the inclusion of the low-grade drill-hole intercepts into the Desprendido wireframe; none of this material will ever become part of any mine plan. Figure 14.8 shows the grade-tonnage curves for the Desprendido Vein.

Figure 14.8	Grade –Tonnage Curves for the Desprendido Vein

After Thalenhorst (2011).

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Examination of grade/tonnage relationships for all three veins indicates only slight changes in tonnage and grade for reasonably large changes of the cut-off grade.

A detailed listing of the grade-tonnage data for each of the three veins for silver cut-off grades up to 300 g/t is in the appendix of the SMS November 2011 estimate.

14.11.4	Block Model Verification

A number of checks and tests were undertaken to verify the reasonableness of the resource estimate for Minera Juanicipio.

•	A visual inspection on longitudinal and cross sections was done to verify that the block surrounding a drillhole reflected the grade in that drillhole.

•	The vein composite grades and block-model grades were checked for reasonable harmony.

•	The vein composite statistics and block model statistics at zero cut-off grade were compared.

As expected, the mean values of the block-model blocks are generally lower than the values for the final vein composites, except for the Juanicipio Vein. This typically occurs as a result of declustering during the grade interpolation process. The grade interpolation also results in a reduction of the standard deviation and thus to lower coefficients of variation.

The boundary between the low-grade and the high-grade domains of the Valdecañas Vein was left transparent during grade interpolation, and as a result the average block grades of the low-grade domain are higher than the vein-composite grades. For the Valdecañas Vein as a whole, lower average block grades result from the grade interpolation as expected.

A nearest neighbour (NN) interpolation was undertaken using vein composites. Its purpose was to check on the metal content of the resource. A 10 g/t silver cut-off was used instead of a zero cut-off grade so that the very low-grade data from the Desprendido Vein would not interfere. Metal contents as determined by the NN estimation at a low cut-off grade are similar to those estimated using the ID3 interpolation.

The comparative data presented in this section on the block model verification indicate that the mineral resource estimate presented is reasonable. The block-model statistics compare well with the vein composite statistics, the silver-grade distribution in the block model honours the local information of the vein composites, and the metal contents as determined by the NN estimation at a low cut-off grade are sufficiently similar to those estimated using the ID3 interpolation. A comment was made in Section 14.4 regarding the high coefficient of variation for the silver-grade population of the Desprendido Vein even after capping. The silver grade of this vein is therefore probably over-estimated, but a larger assay database is required to address this issue.

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15	MINERAL RESERVE ESTIMATES

No estimate of mineral reserves has been made for the Property at this stage.

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16	MINING METHODS

16.1	Geotechnical Considerations

Geotechnical assessments by AMC of the veins and the surrounding rock mass have been based on data collected by Minera Juanicipio and site inspections by AMC’s geotechnical consultant. The geotechnical data relates mainly to the Valdecañas Vein. No geotechnical data has been analysed relating to the Inferred Mineral Resources in the Desprendido or Juanicipio veins.

16.1.1	Rock Characterization

Four geotechnical domains impacting on the mine design have been identified, corresponding to rock types: Tertiary volcanic rocks, Cretaceous sediments, veins, and faults.

The Tertiary volcanic rocks overlie the Cretaceous sediments, which host the veins across the majority of the project site, except for two surface outcrops located south-west of the Valdecañas Vein. The Tertiary volcanic rocks vary in thickness from zero to approximately 350 m, with an average thickness of 150 m to 200 m. Rock quality within the volcanic rocks varies greatly from extremely poor to good (based on derived Q values11). A conglomerate unit, immediately underlying the Tertiary volcanic rocks, typically consists of several metres of very poor quality rock with high fracture frequency and/or rubble zones, and is highly to completely weathered.

The Cretaceous sediments comprise predominantly sandstone, shale, and inter-bedded sandstone-shale lithologies. The sediments are also inter-bedded with andesite volcanic rocks. Unweathered Cretaceous sediments typically consist of good quality rocks with local zones of high fracture frequency, often associated with increased intensity of shale laminations. Rock quality in moderate to slightly weathered Cretaceous sediments is typically poor to fair with localized zones of high fracture frequency, low rock quality designation (RQD) and narrow rubble zones up to one metre wide, often associated with lithological contacts. Based on limited data, the depth of weathering appears to vary significantly across the site with the limit of weathering at depths of approximately 250 m in drillhole 28P, and 400 m in drillhole MH. Variation in rock quality in both the Tertiary volcanic rocks and the Cretaceous sediments may be associated, at least in part, with the degree of weathering.

Vein lithologies are characterized by typically good rock quality, but geotechnical data relating to the veins is extremely limited, with only 8.25 m of geotechnical logging and 164 m of RQD logging within the vein (including veinlets and stockworks).

Geotechnical logging of fault zones is limited and there is uncertainty regarding the nature and rock quality within the ID fault, which separates and offsets both the Valdecañas and Desprendido veins. Additional faults have been identified within the geological logging data, but there is limited geotechnical and RQD logging data in these zones, which generally appear to consist of zones of poor to fair rock quality up to several metres in width.

11 Rock Quality Index, after Barton, Lien and Lunde, 1974

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16.1.2	Hydrogeological Assessment

Hydrogeological information on the project area has not yet been collected. The study assumes that the rock mass in the project area will be generally dry except in fault zones, which have been assumed to produce medium inflows.

16.1.3	Stope Stability

An assessment of stable stoping spans indicates that stopes with vertical heights of up to 60 m and strike lengths of 24 m will be stable, albeit that hangingwall support using cable bolts will be required in some stopes.

16.1.4	Development Ground Support

Ground support requirements for the study consider the calculated Q value of the rock mass and the proposed use of the excavation. The minimum recommended support standards incorporate surface support (mesh or a minimum 50 mm of shotcrete) in all permanent and long-term development drifts. Solid-bar, fully grouted, or resin encapsulated rock bolts are recommended in all declines and level accesses.

16.2	Mining Method

AMC has carried out a number of studies to identify suitable design strategies for the project. The studies include identification of the most suitable stoping method, production rate, backfilling method, access, and haulage method.

AMC has investigated the following stoping methods:

•	Down-hole benching with uncemented rockfill (modified Avoca).

•	Long-hole open stoping (LHOS) with cemented backfill.

•	Cut-and-Fill with uncemented backfill.

Methods that provide high recovery and low dilution have a significant advantage over other methods that may be cheaper, but result in greater loss or dilution.

AMC considers that LHOS with cemented backfill is the most suitable method for the veins, mainly because of the higher recovery achievable using this method. LHOS with cemented backfill can be used in both steeply dipping and shallow dipping parts of the deposit, providing benefits of standardization of equipment and mining skills.

Dilution is likely to be significantly lower using the LHOS method than in the cut-and-fill method, mainly because of the amount of waste that must be mined with the latter method to accommodate the mining equipment in shallower dipping narrow stopes, and from mucking off a backfill floor. Mining recovery is expected to be similar.

Any of the three mining methods considered would be suitable in the steeply dipping parts of the vein (dipping at more than 55 degrees). However, the LHOS method is expected to provide higher recovery than the other methods, mainly because of the ability to recover a greater

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percentage of the sill (crown) pillar, but also because mining losses from other sources are more easily managed with this method.

Dilution is anticipated to be similar to the modified Avoca method and less than the cut-and-fill method. The benefits of higher recovery are expected to more than offset the higher mining cost of the LHOS method. However, it may be more appropriate to use the Avoca method in some of the lower grade areas west of the ID fault. Both the LHOS and Avoca methods expose miners to less risk of rock falls than the cut-and-fill method.

16.3	Production Rate

AMC believe that a nominal production rate of 0.85 Mtpa for the combined Valdecañas and Desprendido veins will be achievable. Production from the Juanicipio Vein has the potential to add a further 0.1 Mtpa bringing the overall project production rate to 0.95 Mtpa. The production rates envisaged are based on comparing the mineral resource tonnage within the potential mining areas with benchmark production rates from other operations. The strike length, dip, and thickness of the veins were also analysed to assess their ability to support the proposed production rates.

16.4	Backfilling Method

The shallow dipping nature of large parts of the veins requires use of a flowable backfill type. Two types of backfill could potentially meet these requirements:

•	Cemented paste backfill, using the whole tailings size fraction.

•	Cemented hydraulically placed backfill, using a coarse, self-draining fraction of the tailings stream.

The cemented paste fill method is proposed because paste fill has a higher instantaneous filling rate, and fill containment structures are easier and cheaper to construct. Greater consistency and predictability can also be achieved in the curing time and strength development of the fill. The metallurgical test work carried out to date indicates that the tailings will contain insufficient coarse particles to create a viable cemented hydraulic fill.

16.5	Haulage

A number of alternative methods have been considered for transferring ore and waste from the mine workings to surface: trucking, shaft hoisting, and conveying.

The trucking option has been selected on the basis of its lower up-front capital cost and lower overall net present cost. However there are relatively small cost differences between the options and the trucking option is sensitive to future increases in fuel and labour costs. In AMC’s opinion ongoing consideration is warranted on the option of constructing a hoisting shaft to a depth of about 450 m.

16.6	Access Development

A main access portal is proposed between the Valdecañas and Juanicipio veins in an area where the underlying sediments outcrop at surface. From the portal, a main access decline would spiral down in the sediments before crosscutting to the footwall side of the Valdecañas

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and Desprendido veins. At the base of the spiral decline a branch would provide access to the Juanicipio Vein.

The Valdecañas and Desprendido veins would be accessed by three sectional declines positioned in the footwall of the veins. Two declines are proposed on the eastern side of the ID fault and one on the western side. The declines would provide access to sublevels, spaced at 15 metre intervals in the flatter dipping area to the east of the fault, and at 20 metre intervals to the west of the fault.

16.7	Ventilation

It is proposed that the main access decline and an intake air raise, positioned alongside, would provide the main intake airways. Air would be transferred to the footwall side of the Valdecañas and Desprendido veins via the access decline and a parallel intake airway. Exhaust air would be transferred back from the mining areas to a pair of exhaust raises also positioned close to the spiral decline. Separate intake and return raises are proposed for the Juanicipio Vein.

Axial flow ventilation fans would be installed at surface on top of the main exhaust raises. Based on the surface climatic conditions and the depth of the mine workings, no heating or cooling of the ventilating airflow is envisaged.

16.8	Stoping

It is envisaged that the veins would be divided into six stoping sections (three pairs) with each pair accessed by a decline. Access crosscuts from the declines to the veins would be positioned approximately in the centre of each pair of stoping sections to enable stope extraction to progress from the end of each stoping section to the central access. Each stoping section would have a maximum strike length of approximately 250 m.

It is envisaged that sill pillars would separate the stoping sections into a number of independently accessed stoping areas providing flexibility in production scheduling and simplifying ventilation, stope mucking, and truck loading arrangements.

Images of the proposed mine design are shown in Figure 16.1 and Figure 16.2.

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Figure 16.1	Plan View of the Mine Development Layout

Figure 16.2	Sectional View of Mine Development Looking North

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16.9	Tonnage and Grade of Material to be Mined and Milled

Table 16.1 shows the tonnage and grade of material to be mined and milled, which forms the basis of the Preliminary Economic Assessment.

Table 16.1	Tonnage and Grade of Material to be Mined and Milled

Vein	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Contained Silver (Moz)
Valdecañas Vein	10.7	1.48	417	1.50%	2.88%	144
Desprendido Vein	1.9	0.62	397	1.28%	2.29%	25
Juanicipio Vein	0.6	0.41	427	0.54%	1.02%	9
Totals	13.3	1.30	416	1.42	2.70	178
Totals do not necessarily equal the sum of the components due to rounding adjustments

The tonnages and grades shown in Table 16.1 have been derived from the mineral resource estimation and vein model prepared by SMS by applying a $65.00 Net Smelter Return ("NSR") cut-off grade to the resource model and then allowing for dilution and mine and design losses. Metal prices used in the NSR calculation were US$1,210 per ounce gold, US$22.10 per ounce silver, US$0.94 per pound lead and US$0.90 per pound zinc and an exchange rate of 12.50 Mexican pesos to one US dollar. The prices used were determined at the commencement of the study and differ slightly from those used in the Preliminary Economic Assessment. The differences do not materially impact on the tonnage and grade of material used as a basis for the economic assessment

In developing the tonnage and grade estimates, all stope blocks that were in contact with the Property boundaries were excluded and diluting material was assumed to have “zero” grade. It is noted that in practice, it is likely that the diluting material will contain some minor metal values.

Because the Juanicipio Vein is isolated from the Valdecañas and Desprendido veins, an assessment was carried out of the potential of the Juanicipio Vein to add value to the Preliminary Economic Assessment. The study indicated that despite the relatively small Inferred Mineral Resource tonnage in the vein, there is a reasonable expectation that it might become economic if extracted together with the Valdecañas and Desprendido veins.

Approximately 49% of the tonnage and 36% of the silver content of the material that forms the basis of the economic assessment is derived from Inferred Mineral Resources. It should be noted that Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

The design parameters including dilution and recovery, used to estimate the tonnage and grade of material shown in Table 16.1 are summarized in Table 16.2. The recovery and dilution assumptions result in an overall silver recovery from the planned mining outlines of 93%. Dilution totals approximately 3 Mt or 29% of the material mined and milled.

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Table 16.2	Design Assumptions

Assumptions	Value
Design Parameters
Stope strike length	24 m
Vertical height of stope east of ID Fault and Juanicipio Vein	15 m
Vertical height of stope west of ID Fault	20 m
Minimum design mining width	2 m
Dilution Estimates
Approximate true thickness of overbreak added to stopes and crown pillars	1.0 m*
Backfill dilution added to stopes and crown pillars	3%
Recovery Estimates
Recovery of diluted resources from development	100%
Recovery of diluted resources from stopes	95%
Recovery of diluted resources from crown pillars	65%
*Comprising a nominal dilution skin of 0.5 m on both the stope hangingwall and footwall.

16.9.1	Underground Mobile Equipment

The required underground mobile equipment fleet will vary over the life of the project. Table 16.3 shows the required fleet during the peak development and production period.

Table 16.3	Underground Mobile Equipment Fleet

Equipment	Number in Fleet	Indicative Type/Model
Scooptram	4	10 t Capacity/Sandvik LH410
Scooptram	2	20 t Capacity/Sandvik LH621
Haul truck	13	42 t Capacity/Sandvik TH540
Development jumbo	5	2 Boom/Sandvik DD420
Development bolter	3	Diesel-Electric/Sandvik DS310 C/D/E
Production drill (long-hole)	3	51-89 mm/Atlas Copco SIMBA M4C
Charge-up unit	3	Normet/Charmec 1605B
Integrated tool carrier	6	CAT IT38H with bucket/basket/forks
Grader	1	CAT 140M motor grader
Boom truck	2	Getman A64 Knuckle/Boom Truck
Toyota (man-carrier)	5	10 Person/ENS Personnel Carrier
Toyota (flat deck)	2	1 t Capacity/ENS FDC Flat Deck
Toyota (scissor lift)	3	1 t Capacity/ENS SL7C Scissor Lift
Toyota (mechanics truck)	3	1T Capacity/ENS MT7 Mech. Truck
Sprayer	3	4-19 m3/h Normet Spraymec 6050WP
Transmixer	3	Locally supplied
Water truck	1	Locally supplied

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Six 15-person self-contained refuge stations together with mine rescue equipment, including self-contained breathing apparatus would be provided. It is envisaged that all persons working underground will carry a self-rescuer capable of protecting employees against exposure to carbon monoxide in the event of an underground fire.

16.9.2	Underground Services

16.9.3	Dewatering

No provision has been included in the mine design for advance dewatering of the deposit or the overlying strata. To form a basis for the design of the mine pumping system, AMC has assumed a requirement to pump approximately 80 L/s from the Valdecañas/Desprendido area. It has been assumed that one third of this quantity will need to be pumped from the Juanicipio area.

A main pump chamber similar to that installed at the adjacent Saucito Mine is envisaged for the Valdecañas/Desprendido area. The pumps would be installed in a central position at the top of the deposit. Each sectional decline would be equipped with staged pumping systems, which would be extended as the declines were developed. A number of submersible electric pumps would be used to remove water from the base of the sectional declines. A schematic of the proposed pumping system is shown in Figure 16.3. A similar staged pumping system is envisaged for the Juanicipio Vein.

The proposed staged pumping system comprises Mono type progressing cavity pumps, each complete with a water collection/storage tank, motor, and valves. It is envisaged that a staged pumping system comprising Mono type progressing cavity pumps, each complete with a water collection/storage tank, motor, and valves, will suffice for the Juanicipio area.

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Figure 16.3	Schematic of the Proposed Valdecañas/Desprendido Pumping System

16.9.4	Underground Power Distribution and Communications

Power at 13.8 kV would be fed to the underground workings from isolating switchgear located at the portal site. The main supply cable would be installed in the intake raise or in a dedicated borehole. Switchgear will be installed at the base of the raise. 13.8 kV cables will feed power via the access declines to main sub-stations constructed close to the main pump stations. At this point the voltage would be reduced to 4.16 kV. Power would then be distributed to the pump chamber and to sectional sub-stations positioned close to the sectional declines. Additional transformers and switchgear would be installed as required at suitable locations accessible from the sectional declines. Cables feeding these sub-stations would be routed down raises and boreholes to minimize cable lengths.

It is proposed that a fibre optic cable will provide video and data communication between key underground facilities and a control room on surface. Motor control centers in the pump stations would be monitored and controlled remotely. Video monitors would be installed at appropriate

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locations. Wireless radio communication would be provided to all underground equipment and to key personnel. Telephones would be installed at key locations.

16.9.5	Magazines

Provision has been included in the mine design for a main underground magazine located at the top of the Valdecañas Vein, close to the exhaust airway. It is envisaged that during initial mine construction a small surface magazine will be required until such time as the underground magazine can be constructed.

16.9.6	Workshops and Fuel Storage

Provision has been included in the design for an underground workshop located in the Valdecañas/Desprendido area. The workshop would be suitable for the daily and routine maintenance of scoops and drilling equipment. The workshop would be equipped with an overhead crane and wash-down bay, and be suitable for component change-out work, but would not be intended for major maintenance work. Equipment requiring significant maintenance work would be removed to surface.

To reduce the quantity of fuel and oils stored underground, it is envisaged that the truck fleet and the majority of utility vehicles will be fuelled on surface and maintained in a surface heavy equipment workshop. Only equipment not travelling to surface as part of their daily routine will be fuelled underground. It is proposed that a proprietary fuel delivery and storage system be installed underground. Fuel will be delivered underground from the surface fuel tanks in 2.5 kL modules. Underground fuel usage is estimate at between 1.8 kL and 2.6 kL per day.

A simple maintenance bay and refuelling facility is proposed for the Juanicipio area.

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17	RECOVERY METHODS

17.1	Processing Plant and Operations

The proposed process plant consists of a comminution circuit followed by the sequential flotation of a silver-rich lead concentrate, a zinc concentrate, and a gold-rich pyrite concentrate.

It is envisaged that run-of-mine material will be delivered to a stockpile positioned near the underground mine portal prior to being eclaimed from the stockpile by front-end loader feeding a primary 1,000 mm x 760 mm jaw crusher. An 850 m long conveyor will transfer mill feed material from the crusher to a stockpile ahead of the mill.

The proposed milling circuit comprises a 1.0 MW semi-autogenous grinding (SAG) mill and a 3 MW ball mill, producing feed to the flotation circuit at 80% minus 40 µm. Separate lead, zinc, and pyrite concentrates would be thickened, filtered, and stockpiled for dispatch by road to customers.

It is envisaged that the process plant will commence operation at a throughput rate of 850 ktpa which will be increased to 950 ktpa when production from the Juanicipio Vein commences.

The proposed flowsheet is shown in Figure 17.1. The plant layout is shown in Figure 17.2 and Figure 17.3.

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Figure 17.1	Process Flow Sheet

COMMINUTION
FLOTATION
FILTRATION
ROM
Ore
Primary Crushing
Coarse Ore Stockpile
SAG Mill
Cyclones (two-stage)
o/f 80% -40 μ
u/f
50%
Gravity Concentration
tails
conc
To Pb Conc
BAll Mill
Pb Rghr-Scav
Pb Clnrs 3 stage
Pb Conc Thickener
Pb Pressure Filter
Final Pb Conc
Zn Rghr-Scav
Zn Clnrs 3 stage
Zn Conc Thickener
Zn Pressure Filter
Final Zn Conc
Py Rghr-Scav
Py clnrs 2 stage
Py Conc Thickener
Py Conc treatment (see Fig 2)
Tailings Thickener

DWG No. | ISSUE / REVISIONS | REFERENCE DRAWINGS

NTS

OVERALL PROCESS FLOWSHEET

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Figure 17.2	Plant General Arrangement

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Figure 17.3	Plant Sections

STOCKPILE & RECLAIM EASTERN ELEVATION
CRUSHER EASTERN ELEVATION
STOCKPILE & RECLAIM NORTHERN ELEVATION
GRINDING & FLOTATION NORTHERN ELEVATION
FLOTATION CROSS SECTION -LOOKING FROM THE EAST
CLIENT APPROVAL
1 : 2000

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17.1.1	Comminution

It is envisaged that the run-of-mine ore stockpile will be positioned near the underground mine portal with ore reclaimed from the stockpile by front-end loader. The design provides for ore to be fed via a 150-tonne capacity bin and apron feeder to the primary 1,000 mm x 760 mm jaw crusher. Crusher discharge would be via a sacrificial 30 metre conveyor with tramp metal protection discharging onto the main 850 m long crushed ore conveyor to the crushed ore stockpile.

Ore withdrawn from the crushed ore stockpile through two reclaim apron feeders would be fed to the 1 MW semi-autogenous grinding (SAG) mill. The SAG mill discharges into the cyclone feed pump-box with slurry pumped to the cyclone classification stage, where the cyclone overflow at 80% minus 40 µm passes to the flotation circuit. The cyclone underflow would be gravity fed into the 3 MW ball mill. The ball mill discharge joins the SAG mill discharge to complete the mill closed circuit.

Although no gravity test work has been carried out, the design includes up to 50% of the cyclone underflow passing through a gravity circuit, based on a 30 inch Knelson concentrator. As well as gravity test work, the next stage of study should include additional comminution testing and simulation to better define the grinding circuit parameters and also to investigate the potential benefits of two-stage cyclone classification.

Reagent additions to the grinding circuit would consist of lime and soda ash for pH modification, as well as sodium cyanide, zinc sulphate, and sodium metabisulphite for pyrite depression, especially considering the possibility of soluble copper ions being present.

17.1.2	Lead Flotation Circuit

The cyclone overflow would be fed to the lead rougher conditioning tank where flotation collectors would be added, specifically Aerofloat 31 and Aerofine 3481 to promote precious metal recovery, as well as Aerofloat 238 to enhance recovery of any precious metals associated with the very small amounts of copper in the ore. Final adjustment of the pH to 8.5 would also take place, with milk of lime addition to the conditioning tank.

The proposed lead circuit configuration consists of four rougher and two scavenger Outotec TC30 cells, followed by three stages of cleaning with three OK16s and two OK16s in the first and second cleaners respectively, and four OK3s in the third cleaners. Additional flotation collector and modifier/depressant dosing would take place in the cleaner conditioning tank as well as in each cleaner stage as required.

Cleaner tails and scavenger concentrate would be returned to the head of the circuit.

Final lead concentrate would be thickened in a conventional five metre diameter thickener and then filtered in a Larox PF 12.5/16 MI 60 pressure filter. Because of the high silver content of the concentrate, fine solids lost in the thickener overflow would be recovered in a plate and frame pressure filter. To ensure that concentrate handling capacity does not become a bottleneck, future studies should consider installing the same size pressure filter (Larox PF 22/25) as proposed for the zinc (and pyrite) circuit. The additional capital cost would be less than $200,000, offset to some extent by the benefit derived from commonality of spares.

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17.1.3	Zinc Flotation Circuit

The lead scavenger tails would be pumped to the zinc rougher conditioning tank where sphalerite would be activated with copper sulphate solution and the pH increased with lime to 10.5.

The proposed zinc circuit configuration is identical to the lead circuit, except that the third cleaners would comprise five OK3 cells.

Final zinc concentrate would be thickened in a conventional five metre diameter thickener and then filtered in a Larox PF 22/25 MI 60 pressure filter.

17.1.4	Pyrite Flotation Circuit

The zinc scavenger tails would be pumped to the pyrite rougher conditioning tank where potassium amyl xanthate would be added to maximise pyrite (and gold) recovery.

Pyrite rougher and scavenger configuration would be similar to the lead and zinc circuits, but only two stages of cleaning are proposed with three OK16s and two OK16s in the first and second cleaners respectively.

In the pyrite concentrate treatment circuit, the final pyrite concentrate would be thickened and filtered in an identical fashion to the zinc concentrate.

17.1.5	Concentrate Storage and Load-out

Concentrate discharged from the pressure filters would be stored in separate covered storage areas awaiting load-out to trucks. It is envisaged that concentrates would either be trucked directly to a smelter in Mexico or transferred at a railhead for on-shipment to offshore customers.

17.1.6	Reagents and Services

The reagent storage and mixing facilities are mainly designed around the receipt, handling, and mixing of flotation collectors and modifiers/depressants in 1-tonne bags/boxes or 220-litre drums, with the exception of hydrated lime, the silo for which is assumed to be vendor supplied.

Services will include flotation blowers, plant air and instrument compressors, raw and process water pumps.

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18	PROJECT INFRASTRUCTURE

18.1	Site Layout

A concept has been developed for the site layout. Because of the topography, the mill complex is separated from the proposed portal area and mine offices by a distance of approximately 600 m. As a consequence, offices and other facilities serving the mine and mill have been separated into two areas. The proposed site layout is shown in Figure 18.1.

Figure 18.1	Site Layout Concept

18.2	Access Road

The proposed access road to the site is shown in Figure 18.1. The road has a length of approximately 9.8 km, of which approximately 2.5 km will need to be constructed over relatively flat terrain. The remaining 7.2 km will traverse hilly terrain with some steep grades. It is envisaged that the road will be a two-lane unsealed road suitable for use by heavy vehicles hauling concentrates.

18.3	Power Supply

Power would be supplied to a main substation at the site via a 115 kV overhead power line from an existing power line and sub-station located to the north of the Property. The line would have a length of approximately 5.2 km and a step-down transformer would be installed midway along the line to supply a branch line to the TFS. 13.8 kV overhead lines would deliver power to the mill, crusher, the mine portal area, and to the workshop and offices. Step down transformers

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and control switch gear would be positioned at these locations as required. An overhead line at 4.6 kV would transfer power to the surface ventilation fan at the Juanicipio exhaust shaft.

The estimated power demand for the site is shown in Table 18.1.

Table 18.1	Estimated Site Power Demand

Purpose	Total Installed Power (kW)	Overall load factor	Average load (kW)	GW.hrs per annum
Mine Ventilation	1,750	90%	1,575	13.8
Mine Dewatering	4,280	44%	1,883	16.5
Other Underground	2,866	65%	1,863	16.3
Mill	8,163	78%	6,367	55.8
Infrastructure	300	65%	195	1.7
Total	17,359	68%	11,883	104
*Includes compressors, secondary ventilation fans and mobile equipment

18.4	Water Supply

Three water catchment dams have been planned for the site. The dams would be used to store water from the mine dewatering system and from rainfall. It has been assumed that sufficient water will be obtained from these sources to meet the project’s process and potable water requirements. This assumption is dependent on the findings of a hydrogeological study to be carried out during further studies. It is proposed that potable water be supplied by a water treatment plant using water from the mine dewatering system.

The estimated water usage for the project is shown in Table 18.2.

Table 18.2	Estimate of Site Water Usage

Water usage	ML per annum
Process plant (0.7 kL/t processed)	595
Potable water	26
Mine	252
Other surface uses	100
Total	973

18.5	Stockpiles

A run-of-mine (ROM) ore stockpile has been designed to provide a buffer between the mine and mill. A maximum capacity of 150 kt may be required prior to mill commissioning. After mill commissioning, the ore stockpile is not expected to exceed 50 kt.

A total of approximately 4.2 Mt of waste rock is expected to be produced over the mine life. It is envisaged that waste rock produced during the initial development period will be used for road and tailings dam construction. Later in the mine life, a portion of the waste produced will be backfilled to stopes and worked out areas. Waste rock dumps have been designed near the portal and to the east of the mill site.

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18.6	Paste Fill Plant

It is proposed that a vacuum filtration plant will be located next to the mine portal to dewater the cycloned tailings pumped from the tailings thickener located at the concentrator. It is expected that approximately 47% of the tailings will be dewatered to a filter cake consistency of approximately 80-85% solids w/w for paste fill production. The dewatered tailings will be fed to a mixing plant that will continuously mix the dewatered tailings with cement and water to create a paste fill that is discharged into a feed hopper. It is proposed that cemented pastefill will be delivered from the feed hopper to one of two 250 mm diameter boreholes for delivery underground. Surplus water from the paste fill plant will be returned to the process water tank at the concentrator.

18.7	Tailings Storage

It is envisaged that tailings not required for pastefill (approximately 53%) will be discharged to a tailings storage facility (TSF) with a total volume of approximately 5 Mm3. No detailed environmental or geotechnical studies gave been carried out on suitable sites for the TSF for the project. Nevertheless several sites have been considered, including a location in a valley adjacent to the proposed mine and mill site.

Following a brief site inspection of the valley and discussions with personnel from Minera Juanicipio, a decision was made that the most likely location for a TSF would be on relatively flat lying land to the north-east of the project site. The area is underlain by conglomerates and alluvium and is close to the proposed access road.

Land in the proposed area of the facility is not owned by Minera Juanicipio and AMC has carried out no investigations regarding ownership of the land, or the potential for it to be acquired or permitted for use as a TSF. Some 60 ha to 70 ha of land would be required for the facility.

A turkey’s nest construction is envisaged with materials, including clays, for the construction of the dam walls sourced from within the dam and from mine development waste. It is envisaged that the dam would be lined with locally sourced clays, or if necessary a high density polyethylene (HDPE) liner. Because of the high evaporation rate in the region and the plan to pump thickened tailings to the dam, no water reclaim facility has been included in the design. The proposed design has the capacity to hold approximately 5 Mm3 of tailings. The concept design of the facility is shown in Figure 18.2.

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Figure 18.2	Concept Design of Tailings Storage Facility

It is envisaged that tailings will be delivered to the TSF by a 200 mm inside diameter HDPE pipe installed in a suitable spillage containment ditch alongside the mine access road. A total pipe length of approximately seven kilometres will be required. The TFS will be fenced and provided with security equipment.

18.8	Other Surface Facilities

18.8.1	Offices and Changehouse

It is envisaged that an office complex located close to the concentrator will accommodate the metallurgical staff, project administration staff, and the site laboratory.

A mine office complex is proposed to accommodate mine engineering staff, geology staff, mining supervisors, and maintenance supervisors. The facility would be air conditioned and equipped with individual offices, a computer room, kitchenette, restrooms, and meeting rooms. Extensions to the office complex would accommodate a mine control room, the mine cap-lamp room, a small first aid room, and a mine rescue station.

A change room and shower facility is proposed to service the mining and maintenance crews. The building will include fresh water showers, toilets, individual lockers, changing areas, and dry basket storage for each person’s clothes and personal equipment.

18.8.2	Workshops and Fuel Storage

A fixed plant maintenance workshop and warehouse facility would be attached to the mill building. The building would also house a small change room and other facilities for the mill operating personnel.

A surface shop would be constructed to facilitate all major and minor mobile fleet repairs. It is expected that equipment which regularly exits the mine, such as the haulage fleet and light vehicles, would be serviced at the surface shop, whilst equipment such as production scoops,

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jumbos and production drills, would generally be serviced in the underground workshop. All major overhauls and large component change-outs would be performed in the surface shop.

The shop is envisaged to be a five bay configuration with provisions for a pit in one of the bays and a 10-tonne overhead crane. It is anticipated that one bay would be allocated to tire change-outs, two to lubrication and routine service, and two to general repair work.

A small secure warehouse holding spare parts for mine equipment will be attached to the workshop.

It is anticipated that a dedicated light vehicle workshop will be constructed as a separate building and will provide appropriate space and equipment for two light vehicles to be maintained simultaneously.

A 110 kL fuel storage and dispensing facility is proposed. This will allow for approximately ten days fuel storage during normal operations. The tank is planned to be a double-walled tank installed in combination with appropriate pumps, emergency shut-off mechanisms, concrete containment area, and fire suppression equipment.

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19	MARKET STUDIES AND CONTRACTS

19.1	Metal Prices

Project economics have been analyzed using the following metal prices which are based on the three year trailing average prices to the year ending December 2011 as reported by the Bank of Montreal12. It has been assumed that the prices remain stable over the project life.

•	Silver price = $23.39/oz

•	Gold price = $1,257/oz

•	Lead price = $0.95/lb

•	Zinc price = $0.91/lb

19.2	Marketing

No detailed market studies have been undertaken at this stage of the project.

It is envisaged that silver-rich zinc concentrate will be sold primarily to smelters in the Asian region. Lead concentrate could potentially be sold to a smelter in Mexico or exported to offshore smelters. If sold to a local smelter, transport costs would be reduced, but it is reasonable to anticipate that these savings would need to be shared with the smelter.

Treatment terms for lead and zinc concentrates used to estimate revenue have been advised by Neil S. Seldon & Associates Ltd13 (NSA) and are shown in Table 19.1 and Table 19.2. Both lead and zinc concentrates are expected to incur minor treatment penalties for impurities. The Qualified Person responsible for Section 19 has reviewed the advice and the supporting study by NSA and accepts responsibility for use in this Report of the treatment terms set out in Tables 19.1 and 19.2.

12 Dan MacInnis, 28 February 2012, memorandum Minera Juanicipio: metal prices, discount rates and exchange rate analysis.
13 Neil S. Seldon & Associates Ltd, January 2012, Report on market implications for lead and zinc concentrates expected to be produced by the joint venture partners in the Juanicipio Project in Mexico, prepared for Minera Juanicipio S.A. de C.V

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Table 19.1	Lead Concentrate Treatment Terms

Gold payment terms (% of contained metal in concentrate)	95%
Minimum deduction from gold grade	1.0 g
Silver payment terms (% of contained metal in concentrate)	95%
Minimum deduction from silver grade	50 g
Lead payment terms (% of contained metal in concentrate)	95%
Minimum deduction from lead concentrate grade	3 units
Lead concentrate treatment charge	$270/dmt
Deduction for penalty elements (per tonne of concentrate)	$9.07/dmt
Price participation - threshold price per tonne of lead metal in concentrate	$2,000/t
Price participation for each dollar the metal price is below threshold price	$0.04/dmt
Price participation for each dollar the metal price is above threshold price	$0.06/dmt
Gold refining charge applied to payable gold metal	$7.00/oz
Silver refining charge (% of silver price) applied to payable silver metal	4%

Table 19.2	Zinc Concentrate Treatment Terms

Gold payment terms (% of contained metal in concentrate)	70%
Minimum deduction from gold grade	1.0 g
Silver payment terms (% of contained metal in concentrate)	75%
Minimum deduction from contained silver in concentrate	3 oz
Zinc payment terms (% of contained metal in concentrate)	85%
Minimum deduction from zinc concentrate grade	8 units
Zinc concentrate treatment charge	$245/dmt
Deduction for penalty elements (per tonne of concentrate)	$2.31/dmt
Price participation - threshold price per tonne of zinc metal in concentrate	$2,500/t
Price participation for each dollar the metal price is below threshold price	$0.04/dmt
Price participation for each dollar the metal price is above threshold price	$0.06/dmt
Gold refining charge applied to payable gold metal	–
Silver refining charge (% of silver price) applied to payable silver metal	0%

Assumed concentrate transport costs are shown in Table 19.3.

Table 19.3	Concentrate Transport Costs

Lead concentrate moisture content	11%
Zinc concentrate moisture content	10%
Concentrate transport cost (assumes lead and zinc concentrates are sold to offshore smelters)	$125/wmt

The pyrite concentrate is expected to be of relatively low value (3 g/t Au, 225 g/t Ag). Three marketing options are possible for this material:

1.	Sale to the Chinese market.

2.	Sale to a Mexican smelter.

3.	Process the concentrate in a yet to be built local treatment facility.

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Option 1 involves selling into a currently receptive market, but is likely to provide a low return because of the high freight costs. Option 2 would reduce the impact of freight costs, but payable metal values are expected to be at the low end of the range. Option 3 would require the establishment of a custom leach treatment facility, possibly designed to also process pyrite concentrates from other mining operations in the Fresnillo District.

AMC's best estimate of payable metal in pyrite concentrate is 60% for both gold and silver.

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20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

No environmental investigations or studies have yet been carried out on the areas likely to be disturbed by the proposed project. A mine closure plan has not yet been developed.

The project area is located in a region that hosts a number of significant mining operations where the community is accustomed to mining activities. AMC is not aware of any environmental permitting or licensing requirements to which the Property will be subject, other than the normal permitting and licensing requirements as set forth by the Mexican Government prior to undertaking mine development and operations.

The key permits and licenses likely to be required by the project are:

•	Land Purchasing by Minera Juanicipio.

•	Environmental Impact Assessment Report (MIA) required by the Environmental Authority.

•	Land Use Change Authorization by the Environmental Authority.

•	Justifying Technical Study required by the Environmental Authority.

Applications for the licenses and permits listed above have yet to be lodged.

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21	CAPITAL AND OPERATING COSTS

21.1	Capital Costs

Capital expenditure estimates have been prepared for both project and sustaining capital. Project capital has been defined as capital expenditure prior to first concentrate production and occurs in Years 1 to 4. Sustaining capital is subsequent capital expenditure for ongoing mine development and equipment replacement. As development of the Juanicipio Vein is envisaged to take place after Year-4, the cost of developing the vein is included in sustaining capital.

An estimate of the total capital expenditure requirement is shown in Table 21.1. The project capital is estimated at $302M, inclusive of capitalized operating costs14. Sustaining capital of $267M results mainly from the need for ongoing mine development after concentrate production commences, and the need for mobile equipment replacements over the mine life.

Table 21.1	Summary Capital Costs

	Capital Type ($M)
Area	Project	Sustaining	Total
Mine	102	234	337
Mill	58	16	74
Infrastructure	34	16	50
Indirects (incl. owners costs and EPCM)	77	<1	77
Contingency	31	–	31
Total	302	267	569
Totals do not necessarily equal the sum of the components due to rounding adjustments

21.1.1	Mine Capital Costs

Underground mine capital costs have been estimated based on the following methodology:

•	All underground development, excluding ore development, has been capitalized.

•	Quantities and sizes of mobile fleet and capital installations are based on the design concepts outlined in this Report.

•	Unit costs of equipment and installations have been sourced from suppliers. Where supplier’s quotes were not available, recent costs from comparable projects have been used.

•	The installations and mobile equipment required to support the underground mine have been scheduled to match the mine development schedule.

A breakdown of the direct costs of mine development is shown in Table 21.2.

14 Costs usually related to the operation of the mine, but incurred prior to first concentrate production.

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Table 21.2	Mine Capital Costs (Direct Costs)

	Capital Type ($M)
Area	Project	Sustaining	Total
Underground excavations	37.2	133.4	170.7
Underground mobile equipment	30.1	66.1	96.2
Mine dewatering	7.0	11.4	18.4
Ventilation	5.5	5.3	10.3
Underground Power supply & distribution	3.0	4.0	7.0
Underground Infrastructure	2.5	4.9	7.4
Paste fill plant and distribution system	11.1	6.5	17.6
Drilling (geotech, exploration & service holes)	5.2	0.9	6.1
Safety	1.3	1.8	3.1
Total	102.3	234.4	336.8
Totals do not necessarily equal the sum of the components due to rounding adjustments

21.1.2	Mill Capital Costs

Mill capital costs have been estimated using the following methodology:

•	Detailed equipment list per section down to the level of pumps, etc.

•	Vendor quotes for major equipment items with sizing based on the design criteria cited, and mass balance calculated for main flows.

•	Comparable project estimates for common items e.g. bins, chutes, etc.

•	Factors for process piping, platforms and walkways, and electrics/instrumentation.

•	Average steel cost of $3,120 per tonne.

•	Concrete cost of $520 per tonne.

•	Mill capital costs were scheduled based on a two year construction period, with a 10% initial deposit on equipment and a standard “S-curve” spend profile thereafter.

•	Mill sustaining capital costs were grouped together as an allowance under “General” at 1% of total mill project capital.

•	Project capital cost of surface mobile fleet supporting the mill has been included under Infrastructure.

Table 21.3 shows a breakdown of the direct capital costs for the mill.

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Table 21.3	Mill Capital Costs (Direct Costs)

	Capital Type ($M)
Area	Project	Sustaining	Total
Crushing	3.7	0.8	4.5
Grinding	11.6	2.5	14.2
Flotation	29.6	6.4	36.0
Reagents	1.0	0.2	1.3
Tailings	2.6	0.6	3.1
Services	3.4	0.7	4.1
Infrastructure	4.3	0.9	5.2
Mill upgrade to 950 ktpa	-	2.4	2.4
Mobile equipment	1.5	1.5	2.9
Total	57.7	16.1	73.7
Totals do not necessarily equal the sum of the components due to rounding adjustments

21.1.3	Infrastructure Capital Costs

The capital costs of general mine infrastructure has been estimated using the following methodology:

•	Quantities and sizes of capital installations are based on the design concepts described in this Report.

•	Unit costs of installations have been sourced from suppliers. Where supplier’s quotes were not available, recent costs from comparable projects have been used.

•	Infrastructure capital costs have been scheduled to match the requirements of the mine development schedule and the mill construction schedule.

•	No provision has been made for the sale of assets at the end of the mine life. It is assumed that income from the sale of assets would offset the cost of site rehabilitation.

Table 21.4 shows a breakdown of the direct capital cost of project infrastructure.

Table 21.4	Infrastructure Capital Costs (Direct Costs)

	Capital Type ($M)
Area	Project	Sustaining	Total
Surface mobile equipment	1.3	2.7	4.0
Surface buildings and infrastructure	5.8	2.6	8.3
Water supply	5.2	1.9	7.1
Power supply and site distribution	4.9	1.6	6.4
Technical services	0.4	1.1	1.6
Earthworks	3.0	0.1	3.1
Tailings storage facility and pipeline	13.6	6.3	19.9
Total	34.2	16.2	50.5
Totals do not necessarily equal the sum of the components due to rounding adjustments

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21.1.4	Indirect Capital Costs

Indirect costs are those relating to engineering, procurement, and construction management (EPCM), the costs associated with servicing and maintaining the mine during the construction period, and operating costs incurred prior to first concentrate production.

Indirect capital costs were estimated using the following methodology:

•	The cost of freight and where appropriate the costs associated with importation of goods has been included in the direct costs.

•
Management, supervisors, and engineering staff required to engineer and manage the mining of the excavations and much of the general underground construction work have been included in the manpower estimates and are allowed for under “Capitalized Opex (Mine)” and “Capitalized Opex (G&A)”.

•
It is envisaged that the majority of spare parts for mobile equipment will be held on a consignment stock basis by equipment suppliers. Only a minor allowance has been included for first fills and spares for the underground mine.

•	Indirect costs for the mill have been calculated as a percentage of the direct costs as follows:

-	Feasibility study and EPCM costs: 16.3%.

-	First fills and spares: 7%.

-	Other costs: approximately 2%.

-	Owner’s costs: 10%.

Table 21.5 shows the summary of indirect capital costs.

Table 21.5	Indirect Capital Cost Summary

Indirect Costs	($M)
Owners Costs	18.9
EPCM	15.9
Capitalized Opex (Mine)	32.6
Capitalized Opex (G&A)	9.0
Total	76.4
Totals do not necessarily equal the sum of the components due to rounding adjustments

Details of the Owners and EPCM costs are shown in Table 21.6.

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Table 21.6	Owners and EPCM Costs

Description	($M)
Feasibility study	1.6
Environmental studies	0.4
Land acquisition for road, TSF, powerline etc.)	2.1
Permitting and legal fees	0.5
General owners costs (Mine)	3.9
General owners costs (Mill) - including first fill	10.6
Total owners costs	18.9
Mine EPCM	2.1
Mill EPCM	9.2
Infrastructure EPCM	3.1
Temporary mine construction facilities	1.6
Total EPCM costs	15.9
Totals do not necessarily equal the sum of the components due to rounding adjustments

Details of capitalized operating costs are shown in Table 21.7.

Table 21.7	Details of Capitalised Operating Costs

Mine Development	($M)
Ore development	3.3
Stoping - drill and blast	0.1
Production mucking	<0.1
Ore trucking	0.6
Production ground support	<0.1
General mine services	11.6
Power	4.8
Mine management and technical services	12.0
Total	32.6
G&A
Site Administration	1.0
Safety and Environment	1.2
Human Resources	1.1
Finance and Purchasing	2.3
General Maintenance	3.0
Power - G&A	0.4
Total	9.0
Totals do not necessarily equal the sum of the components due to rounding adjustments

21.1.5	Capital Contingency

Contingency amounts are shown in Table 21.8. The amounts are based on percentages applied to individual detailed line items. Weighted average contingencies applied to project capital costs are mine 9%, mill 20%, and infrastructure 23%.

AMC 711046 : 1 July 2012 : FINAL

Table 21.8	Capital Contingency

Contingency	($M)
Mine	8.8
Mill	11.3
Infrastructure	7.9
Indirect costs	3.3
Total	31.4
Totals do not necessarily equal the sum of the components due to rounding adjustments

21.2	Operating Costs

All expenditure, other than capital expenditure, taking place after the commencement of concentrate production, has been classified as operating expenditure. All mining activities, including the development of ore drives, have been included in the operating cost estimate. The mining of drawpoints and other waste development has been included in either project or sustaining capital.

Total life-of-mine site operating cost is shown in Table 21.9, and graphically in Figure 21.1.

Table 21.9	Summary of Life-of-Mine Site Operating Costs

Department	$M
Mine	585
Mill	255
G&A	46
Total	886

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Figure 21.1	Schedule of Site Operating Costs

Unit site operating costs have been estimated at $67/t milled. The cost breakdown is shown in Table 21.10.

Table 21.10	Operating Costs per Tonne Milled

Area	$M
Mine	43.92
Mill	19.18
G&A	3.46
Total	66.56

21.2.1	Mine Operating Cost

Mine operating costs have been estimated using the following methodology:

•
Detailed first principles estimates were made of the unit costs for mining activities; including backfill, ore development, stope support, production mucking, production trucking, stope drilling, and stope blasting. The unit costs include operating labour (up to, but excluding shift supervision), maintenance labour, equipment maintenance, fuel, and power. The unit costs were then multiplied by the scheduled quantities of each activity.

•
Mine management and technical services costs have been estimated from a detailed labour schedule and the labour rates shown in Table 21.11. An allowance has been included in the overall management and technical services costs to cover the cost of materials and consumables used under this cost centre.

•
General mine services costs have been based on a schedule of the service personnel required multiplied by the appropriate labour rates. Consumables and materials costs within the general mine services cost centre have been estimated by applying factors to the labour cost and to the capital purchases within the mine services area.

AMC 711046 : 1 July 2012 : FINAL

•	Mine power consumption was estimated based on underground activities and the estimate of installed power of electrical equipment.

Table 21.11	Average Total Employment Costs per Person per Year

Category	Annual Employment Cost
Miners	$18,000
Mill operators	$17,000
Tradesmen	$22,500
Supervision	$67,500
Professionals	$90,000
Senior management	$170,000

Mine operating costs incurred prior to first concentrate production have been capitalized as owner’s costs.

Table 21.12 shows a summary of the life-of-mine mine operating cost by activity and the unit cost per tonne mined. The costs exclude tonnages mined and costs incurred prior to the mill startup.

Table 21.12	Life-of-Mine Underground Mine Operating Costs

Category	$M	$/t
Ore development	81	6.14
Stoping - drill and blast	84	6.39
Production mucking	24	1.82
Ore trucking	100	7.60
Backfilling	73	5.58
Production ground support	22	1.64
General mine services	83	6.30
Power	57	4.36
Mine management and technical services	61	4.66
Total	585	44.50
Totals do not necessarily equal the sum of the components due to rounding adjustments

21.2.2	Mill Operating Cost

Mill operating costs have been prepared based on the estimated unit costs per tonne milled for reagents, consumables, and power. Labour costs have been based on a detailed labour schedule and the appropriate labour rates. Maintenance costs have been based on 2% of mill capital. A total of $0.624M per annum has been added to cover miscellaneous costs.

Table 21.13 shows the total life-of-mine mill operating costs together with the unit cost per tonne milled.

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Table 21.13	Life-of-Mine Mill Operating Costs

Category	$M	$/t
Stockpile reclaim	0.2	0.01
Power - (mill)	72.4	5.44
Steel liners and media	27.5	2.06
Reagents	83.2	6.25
Wages and salaries	40.7	3.06
Maintenance (per capital cost)	22.1	1.66
Other fixed	9.3	0.70
Total	255.3	19.18
Totals do not necessarily equal the sum of the components due to rounding adjustments

21.2.3	General and Administration Operating Cost

General and administration (G&A) costs have been estimated at $3.46 per tonne milled using the following methodology:

•
Site administration, safety and environment, human resources, financing, and purchasing have been estimated by developing a labour schedule and applying the appropriate unit labour costs. An allowance has been made to cover materials and consumables used by these departments.

•	General services and maintenance costs have been estimated by applying a factor to the cost of capital purchases for infrastructure.

•	Power consumption has been estimated based on the installed power of electrical equipment.

Operating costs incurred prior to first concentrate production have been capitalized as owner’s costs.

Table 21.14 shows the total life-of-mine G&A costs.

Table 21.14	Life-of-Mine General and Administration Operating Costs

G&A	$M	$/t
Site administration	4.4	0.33
Safety and environment	4.8	0.36
Human resources	4.5	0.33
Finance and purchasing	14.4	1.08
General services & maintenance	15.8	1.19
Power - (G&A)	2.3	0.17
Total	46.1	3.46
Totals do not necessarily equal the sum of the components due to rounding adjustments

AMC 711046 : 1 July 2012 : FINAL

21.2.4	Power

Estimated annual power costs for each of the major activities during the main operating period are summarized in Table 21.15. Costs have been based on an assumed unit cost of $0.0936 /kWh. The total power cost represents approximately 16% of the site operating cost.

Table 21.15	Estimated Annual Power Costs (Year 10)

Cost Centre	$(000)
Mine	4.4
Mill	5.2
G&A	0.2
Total	9.7
Totals do not necessarily equal the sum of the components due to rounding adjustments

21.2.5	Labour

The estimated number of employees in each area of the operation is shown in Table 21.16 and Figure 21.2. Staffing levels are expected to peak in Year 7 and remain at approximately 500 for three years. Staffing levels are expected to drop progressively from Year 10 as underground development reduces.

Table 21.16	Estimated Employee Numbers

	Mining			Mill
YEAR	Operations	Maint’ce	Mgt & Tech Serv	Mill	Maint’ce	Mgt	G&A	Total
Yr1	45	17	23	-	-	-	21	105
Yr2	53	22	23	-	-	-	21	119
Yr3	124	52	29	-	-	-	21	226
Yr4	192	71	34	27	16	7	26	372
Yr5	242	92	36	54	32	14	26	496
Yr6	251	94	41	54	32	14	26	511
Yr7	267	100	39	54	32	14	26	532
Yr8	247	99	39	54	32	14	26	512
Yr9	238	97	39	54	32	14	26	500
Yr10	204	85	38	54	32	14	26	454
Yr11	183	77	38	54	32	14	26	424
Yr12	171	75	38	54	32	14	26	410
Yr13	152	69	38	54	32	14	26	384
Yr14	140	67	32	54	32	14	26	365
Yr15	140	63	32	54	32	14	26	361
Yr16	129	57	32	54	32	14	26	343
Yr17	113	53	26	54	32	14	25	318
Yr18	110	52	21	54	32	14	25	308
Yr19*	47	30	18	54	32	14	24	219
* Part year

AMC 711046 : 1 July 2012 : FINAL

Figure 21.2	Schedule of Estimated Employee Numbers

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22	ECONOMIC ANALYSIS

The economic analysis described in this Section is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves. There is no certainty that the cash flow projections, or other economic projections included in this Section will be realized.

22.1	Overview and Modeling Assumptions

AMC has prepared a financial model for the project using the following assumptions:

•	No allowance has been made for cost inflation or price escalation.

•
Annual cash flow projections have been estimated over the project life based on capital expenditures, production costs, and sales revenue. No allowance has been made for corporate costs. The financial indicators examined included after-tax cash flow, net present value (NPV), and internal rate of return (IRR).

•	Capital and operating costs are consistent with the values described in Section 21 of this Report.

•	The capital structure is assumed on a 100% equity basis, with no debt or interest payments.

•	The cost base of the capital and operating costs is 1 January 2012. The model is assessed in constant United States Dollar terms.

•
No working capital allowances have been made in the financial analysis. Assuming two month payment terms, working capital would be approximately one sixth of the average annual operating cost of $60M, or approximately $10M. This would be recovered at the end of the mine life.

•	The project is assumed to have no terminal value. The assumption has been made that any terminal value would be used to meet the costs of final site rehabilitation.

22.2	Taxes

Estimates of taxation payments and other mandatory deductions have been made based on advice from the Mexican Branch of Price Waterhouse Coopers.

The following assumptions have been applied when calculating the corporate tax payable:

•	It has been assumed Minera Juanicipio is a single business entity for tax purposes and that taxes are paid annually.

•	Project assets have been depreciated on a straight line basis over their useful life as follows:

-	Assets related to the process plant and mine infrastructure, have been depreciated at 6% per year.

-	Assets related to fixed plant such as pumps, fans etc. have been depreciated at 12% per year.

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-	Assets such as trucks and mobile equipment have been depreciated at 25% per year.

•
With the exception of certain trucks and mobile equipment, depreciation does not commence until the start of concentrate production in Year 4. The trucks and mobile equipment that will carry out the mine development have been depreciated from the time they are purchased.

•
Corporate tax has been estimated based on the higher of the following two tax calculation methods. A conventional profit based tax using a tax rate of 28%, being the corporate tax rate planned to apply from 2014, and an alternative flat tax known as IETU, which is based on cash flows. An IETU tax rate of 17.5% has been used.

•
Tax losses from previous activities amounting to 282 million Pesos have been carried forward. The tax losses have been converted to US Dollars at a Mexican Peso to US Dollar exchange rate of 12.86. No future tax losses relating to other projects or corporate activities have been assumed.

•
Employee profit sharing (PTU) is not included in the financial estimates and the NPV and Internal Rate of Return (IRR) of the project may fluctuate depending on how the project is structured once it is in operation.

22.3	Revenue Assumptions

Project economics have been analyzed using the following metal prices (Base Case Prices) which are based on the three year trailing average prices to the year ending December 2011 as reported by the Bank of Montreal15. It has been assumed that the prices remain stable over the project life.

•	Silver price = $23.39/oz

•	Gold price = $1,257/oz

•	Lead price = $0.95/lb

•	Zinc price = $0.91/lb

It is envisaged that silver-rich zinc concentrate will be sold primarily to smelters in the Asian region. Lead concentrate could potentially be sold to a smelter in Mexico or exported to offshore smelters. If sold to a local smelter, transport costs would be reduced, but it is reasonable to anticipate that these savings would need to be shared with the smelter.

Both lead and zinc concentrates are expected to incur minor treatment penalties for impurities.

It is envisaged that the gold-rich pyrite concentrate will be sold to a customer able to recover gold and silver using a conventional cyanide leach process.

15 Dan MacInnis, 28 February 2012, memorandum Minera Juanicipio: metal prices, discount rates and exchange rate analysis.

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Treatment terms for lead and zinc concentrates used to estimate revenue have been advised by Neil S. Seldon & Associates Ltd16 (NSA) and are shown in Section 19.

22.4	Analysis of Project Economics

A summary of the key physical parameters of the project are shown in Table 22.1, costs are summarized in Table 22.2, and key financial results are shown in Table 22.3

Table 22.1	Summary of Project Physical Parameters

Item	Units	Value
Drift metres (including waste)	km	103
Ore tonnes (milled)	Mt	13.3
Au grade	g/t	1.30
Ag grade	g/t	416
Pb grade	%	1.42
Zn grade	%	2.70
Au payable metal	Moz	0.43
Ag payable metal	Moz	153
Pb payable metal	Mlb	362
Zn payable metal	Mlb	584

Table 22.2	Summary of Project Costs

Item	Units	Value
Project capital	$M	302
Sustaining capital	$M	267
Operating costs (excludes capitalized operating cost)	$M	886
Off-site costs	$M	524
Total Costs	$M	1,979
Site operating cost	$/t	67
Total cash operating costs (on and off-site)	$/t	109
Cash cost $/oz Ag (net of by-product credits)	$/oz	(0.03)
Total cash cost* per AgEq**oz payable	$/oz	6.61
**Excludes project and sustaining capital, but includes smelter, refining, and transportation costs.
**AgEq is calculated by dividing the total revenue by the Base Case silver price.

16 Neil S. Seldon & Associates Ltd, January 2012, Report on market implications for lead and zinc concentrates expected to be produced by the joint venture partners in the Juanicipio Project in Mexico, prepared for Minera Juanicipio S.A. de C.V

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Table 22.3	Summary of Financial Results

Item	Units	Value
Revenue	$M	4,992
Cash flow before tax	$M	3,013
Tax	$M	851
Cash flow after tax	$M	2,162
Discount rate	%	5%
NPV before tax (5% discount rate)	$M	1,762
IRR before tax	%	54%
NPV after tax (5% discount rate)	$M	1,233
IRR after tax	%	43%
Peak debt	$M	(302)
Payback from Year 1 (approximate)	yrs	5.6
Payback from mill start-up (approximate)	yrs	2.1
Project life from Year 1	yrs	19
Note: PTU is not included in the financial estimates

22.5	Life-of-Mine Cash Flow

Figure 22.1 and Figure 22.2 show the life-of-mine costs, net cash flow, and cumulative net cash flow. The project is expected to have a positive cash flow from Year 4 onwards and payback in Year 6.

Figure 22.1	Life-of-Mine Costs and Net Cash Flow after Tax (Undiscounted)

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Figure 22.2	Costs and Cumulative Net Cash Flow after Tax (Undiscounted)

22.6	Revenue

Total revenue by concentrate type and by contained metal is shown in Table 22.4 and graphically in Figure 22.3 and Figure 22.4. Figure 22.5 shows total revenue by metal over the mine life.

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Table 22.4	Revenue by Concentrate Type and by Metal

By Concentrate	$M
Pb Concentrate	4,011
Zn Concentrate	751
Py Concentrate	230
By Metal
Au metal	540
Ag metal	3,578
Pb metal	343
Zn metal	531
Total Revenue	4,992

Figure 22.3	Revenue by Concentrate Type

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Figure 22.4	Total Revenue by Metal

Figure 22.5	Life-of-Mine Revenue by Metal

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22.7	Off-site Costs

Table 22.5 shows the estimated total off-site costs over the mine life.

Table 22.5	Off-site Concentrate Treatment Costs

Lead Concentrate	Charge/Unit	$M
Treatment	$270/dmt conc.	110
Penalties	$9.07/dmt conc.	4
Price participation	-	>1
Refining (silver & gold)	-	131
Transport	$125/wmt conc.	57
Total Cost		302
Zinc Concentrate	Charge/Unit	$M
Treatment	$245/dmt conc.	148
Penalties	$2.31/dmt conc.	1.4
Price participation	-	(10)
Refining (silver & gold)	-	-
Transport	$125/wmt conc.	83
Total Cost		222
Total Off-site Costs		524

22.8	Sensitivity to Metal Prices and Costs

The sensitivity of the project to changes in metal prices and costs is shown in Figure 22.6. The Net Present Value (NPV) of the project is most sensitive to changes in the silver price and will have similar sensitivity to silver head grade. The NPV is less sensitive to costs. The project maintains a positive NPV over the range of sensitivities tested.

Figure 22.7 shows the sensitivity of the NPV after tax to changes in gold and silver prices where the gold to silver price ratio is maintained at the ratio of the Base Case prices (53.74 : 1), and the silver price varies from $18/oz to $48/oz. Prices for lead and zinc have been retained at the Base Case prices of $0.95/lb and $0.91/lb respectively.

Table 22.6 shows the sensitivity of the key economic parameters to changes in the gold and silver prices where the gold to silver price ratio is maintained at 53.74 : 1. Prices for lead and zinc have been retained at Base Case prices. A 5% discount rate has been used.

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Figure 22.6	Sensitivity of after Tax NPV to Changes in Metal Prices and Costs

Note: PTU is not included in the NPV estimates.

Figure 22.7	Sensitivity of NPV after Tax to Changes in Silver and Gold Prices

Note: PTU is not included in the NPV estimates.

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Table 22.6	Comparison of Economic Parameters to Changes in Metal Prices

Metal Prices		Base Case
Au ($/oz)	1,079	1,257	1,344	1,478	1,612	1,747	1,881
Ag ($/oz)	20.00	23.39	25.00	27.50	30.00	32.50	35.00
Economic Parameters
NPV5 before tax ($M)	1,407	1,762	1,931	2,193	2,455	2,717	2,979
NPV5 after tax ($M)	976	1,233	1,355	1,544	1,734	1,923	2,113
IRR before tax (%)	47%	54%	57%	61%	65%	69%	73%
IRR after tax (%)	37%	43%	46%	50%	53%	57%	60%
Cash cost $/oz Ag (net of by-product credits)	0.36	(0.03)	(0.21)	(0.50)	(0.79)	(1.08)	(1.36)
Cash cost* $/AgEq**oz	6.33	6.61	6.72	6.89	7.05	7.19	7.33
Payback (Yrs) after plant start-up (approximate)	2.6	2.1	1.9	1.7	1.5	1.4	1.3
Note: PTU is not included in the financial estimates.
*Excludes project and sustaining capital, but includes smelter, refining, and transportation costs.
**AgEq is calculated by dividing the total revenue by the silver price.

Table 22.7 shows the sensitivity of the NPV and IRR to changes in metal prices and discount rates. Prices for gold have been varied using a ratio of 53.74 : 1 to the silver price. Lead and zinc have been maintained at Base Case prices.

Table 22.7	Sensitivity of NPV to Changes in Prices and Discount Rates

Silver Price $/oz	Discount Rate	NPV before tax ($M)	IRR before tax	NPV after tax ($M)	IRR after tax
$20.00	0%	2,435	47%	1,743	37%
	5%	1,407	47%	976	37%
	8%	1,032	47%	700	37%
Base Case $23.39	0%	3,013	54%	2,162	43%
	5%	1,762	54%	1,233	43%
	8%	1,304	54%	897	43%
$25.00	0%	3,288	57%	2,361	46%
	5%	1,931	57%	1,355	46%
	8%	1,434	57%	990	46%
$27.50	0%	3,714	61%	2,670	50%
	5%	2,193	61%	1,544	50%
	8%	1,634	61%	1,135	50%
$30.00	0%	4,140	65%	2,979	53%
	5%	2,455	65%	1,734	53%
	8%	1,835	65%	1,280	53%
32.50	0%	4,567	69%	3,288	57%
	5%	2,717	69%	1,923	57%
	8%	2,036	69%	1,425	57%
$35.00	0%	4,993	73%	3,579	60%
	5%	2,979	73%	2,113	60%
	8%	2,237	73%	1,570	60%
Note: PTU is not included in the financial estimates.

AMC 711046 : 1 July 2012 : FINAL

Table 22.8 shows the sensitivity of the NPV at Base Case metal prices and a 5% discount rate to changes in the silver refining charge.

Table 22.8	Sensitivity to the Silver Refining Charge

Silver Refining Charge	NPV5 before tax ($M)	NPV5 after tax ($M)
3.20%	1,778	1,245
4%	1,762	1,233
5%	1,742	1,219
Lead concentrate smelted in Torreon	1,776	1,243
Note: PTU is not included in the NPV estimates

AMC 711046 : 1 July 2012 : FINAL

23	ADJACENT PROPERTIES

The Juanicipio 1 concession is located in the western part of the Fresnillo silver mining district. Immediately to the north and east, the concession is adjacent to claims held by FRS. This area includes FRS’s Saucito project which is an area defined by all veins south of the San Carlos Vein as illustrated in Figure 23.1.

Figure 23.1	Adjacent Properties (after Ross, 2012)

The Saucito Mine is an underground mine and 3,000 tpd flotation plant. The milling capacity is 990,000 tpa. The Saucito shaft is fully operational.

Approximately one kilometre to the east of the concession boundary, FRS is currently sinking the Jarillas shaft. The Jarillas Vein, which appears to be the south-east extension of the Valdecañas Vein, is in the process of development and early mining.

There are also a few small claims held by third parties in the area as indicated in Figure 4.2 in Section 4.

AMC is unable to verify the information above and the information above may not be indicative of mineralization on the Property that is the subject of this Report.

AMC 711046 : 1 July 2012 : FINAL

24	OTHER RELEVANT DATA AND INFORMATION

24.1	Project Development Schedule

Project development schedules have been prepared as a basis for the cash flow estimates used in the preliminary economic assessment. The schedules include lateral development, raiseboring, stoping, and backfilling.

Key parameters used to develop the schedules are shown in Table 24.1.

Table 24.1	Key Scheduling Parameters

Scheduling Parameter	Maximum Rate
Single heading development rate (decline face excluding stockpiles)	115 m/month
Raise-bored raises	160 m/month
Mucking rate per stope	800 t/day
Backfilling rate	1,300 m3/day
Minimum delay between end of filling and start of mucking the next stope	37 days

24.2	Mine Development Schedule

The total lateral development requirement over the mine life is estimated at 59 km in waste and 43 km within the veins. Approximately 17,200 m3 of bulk excavation in waste is required to establish the mine infrastructure. Total life-of-mine development quantities are shown in Table 24.2.

Table 24.2	Total Mine Development Quantities

Lateral development	Units	Value
Access decline	km	18.2
Ventilation development	km	9.4
Remuck bays and miscellaneous.	km	3.1
Sublevel access	km	8.1
Footwall drive	km	9.8
Drawpoints	km	10.9
Ore development	km	43.3
Total lateral development	km	102.7
Bulk excavation	(000)m3	17.2
Vertical development	km	7.7

Based on the assumed scheduling parameters, it will take approximately three and a half years to develop the mine from the start of the decline to mill start-up. Key milestones relating to the initial mine development are shown in Table 24.3.

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Table 24.3	Project Development Milestones

Milestone	Period
Start access box cut and portal	Month 1
Start access decline	Month 3
Vein development commences	Month 33
Commission primary ventilation shafts	Month 35
First stope production	Month 36
Mill start-up	Month 42

24.3	Mill Feed Schedule

The mill feed schedule is shown in Table 24.4. The production schedule is shown graphically in Figure 24.1 and Figure 24.2. Mill feed from vein development comprises approximately 19% of total mill feed, with the remainder from stoping operations.

Table 24.4	Mill Feed Schedule

Year	Mill feed (kt)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)
Years 1 - 3	–	–	–	–	–
Year 4	425	0.98	438	0.59	1.20
Year 5	850	0.98	449	0.75	1.64
Year 6	896	1.08	437	0.99	2.10
Year 7	916	1.44	655	1.58	3.23
Year 8	950	1.47	641	1.62	3.12
Year 9	950	1.73	635	1.62	3.19
Year 10	950	1.17	736	1.50	3.21
Year 11	950	1.17	441	1.11	2.36
Year 12	950	1.29	247	1.22	2.28
Year 13	929	1.63	290	1.50	2.50
Year 14	851	1.12	163	1.68	2.86
Year 15	851	1.17	214	1.85	3.04
Year 16	851	1.20	206	1.42	2.45
Year 17	854	1.60	358	1.43	3.03
Year 18	851	1.27	305	1.97	3.35
Year 19*	290	1.36	311	1.64	3.15
Total	13,314	1.30	416	1.42	2.70
*Part Year. Totals do not necessarily equal the sum of the components due to rounding adjustments.

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Figure 24.1	Production Schedule by Period

Figure 24.2	Mill Feed Grade by Year

24.4	Waste Rock Production

The production of waste rock from mine development is shown in Table 24.5. A total of approximately 4.2 Mt of waste is expected to be produced over the mine life. It is envisaged that

AMC 711046 : 1 July 2012 : FINAL

waste rock produced during the initial development period will be used for road and tailings dam construction. Later in the mine life, a portion of the waste produced will be backfilled to stopes and worked out areas. Waste stockpiles have been designed near the portal and to the east of the mill site.

Table 24.5	Development Waste Production

Mine Production	Units	Value
Production from stopes	Mt	10.8
Production from development	Mt	2.5
Total mine production	Mt	13.3
Development waste mined	Mt	4.2
Total material mined	Mt	17.5

24.5	Run-of-Mine Stockpile

A run-of-mine (ROM) stockpile has been designed to provide a buffer between the mine and mill. A maximum capacity of 150 kt may be required prior to mill commissioning. After mill commissioning, the stockpile is not expected to exceed 50 kt.

24.6	Vertical Development

The mine design includes raisebored ventilation shafts, nominally 3.5 m in diameter. A number of short ore passes are also planned for the upper parts of the deposit. In total 4,330 m of raiseboring is planned. A total of 3,370 m of smaller diameter sectional ventilation raises is also planned. It is envisaged that these will mostly be mined using long-hole raising techniques.

24.7	Trucking Schedule

After allowing for some waste to be backfilled to stopes, the quantity of material mined and hauled to surface over the life of the project is estimated to total 17.2 Mt. The average one way truck haulage distance is estimated at 5.36 km resulting in approximately 94 million tonne-kilometres (t.km) of truck haulage.

24.8	Concentrate Production Schedule

The mill has been designed to produce three saleable products; lead concentrate, zinc concentrate, and a gold-rich pyrite concentrate. The production schedule for lead and zinc concentrate is shown in Figure 24.3. As pyrite grades are not currently estimated in the mineral resource model, no detailed schedule of pyrite concentrate production has been prepared.

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Figure 24.3	Lead and Zinc Concentrate Production – Tonnage Schedule

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25	INTERPRETATIONS AND CONCLUSIONS

In AMC’s opinion the Preliminary Economic Assessment clearly indicates that the Juanicipio Project has the potential to be developed into an economically robust, high-grade underground silver project. Further drilling and investigation work aimed at upgrading Inferred Mineral Resources and increasing the geotechnical and hydrogeological understanding of the deposit is required to form a firm base for the next stage of project design and evaluation. However, a number of key risks and uncertainties currently exist that will need to be a focus of further studies:

25.1	Key Risks and Uncertainties

1.
Because of the high proportion of Inferred Mineral Resources underpinning the economic assessment (49% of the tonnage and 36% of the silver content) there is considerable uncertainty surrounding the cash flow projections and other economic projections included in the Preliminary Economic Assessment. It cannot be assumed that Inferred Mineral Resources will be upgraded to a higher mineral resource classification with further exploration, or that mineral resources will be converted to mineral reserves.

2.
There is currently limited information available on the quality of the rock mass surrounding the veins. If the rock mass is weaker than is currently anticipated, this will increase dilution, causing a reduction in the grade of material than can be recovered from the veins. Uncertainty also exists regarding the quality of the rock mass in the area of the access decline and ventilation raises. Weaker than anticipated rock mass conditions in these areas would result in increased capital development costs.

3.	Metal prices may vary significantly from those used in the Preliminary Economic Assessment.

4.	Capital and/or operating costs may be higher than estimated in the economic assessment.

5.	Because limited test work has been carried out on production of a gold-rich pyrite concentrate there is no certainty that a saleable concentrate can be economically produced.

6.
There is no certainty that all the required regulatory approvals for the project will be granted. There is also no certainty that Minera Juanicipio will be able to acquire the surface tenure to enable construction of the tailings storage facility, roads, powerlines, or other infrastructure.

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26	RECOMMENDATIONS

The following is a list of recommendations for further work. AMC recommends that the work be carried out as part of a structured program of pre-feasibility and feasibility studies. The estimated cost of this program is outlined in Table 26.1.

Table 26.1	Cost Breakdown of Recommended Further Work

Recommended Work Program	($M)
Geological investigations including infill drilling	3.1
Geotechnical and hydrogeology program	1.5
Mine design studies (mine)	0.6
Metallurgical and mill design studies	1.1
Infrastructure studies	1.0
Permitting and environmental work	0.9
Total	8.2

26.1	Mineral Resource Drilling and Geology

1.	Targeted drilling of the Valdecañas, Desprendido, and Juanicipio veins is recommended to upgrade Inferred Mineral Resources.

2.	Further work is recommended to identify the grade of diluting material and to update the mineral resource model.

26.2	Geotechnical and Hydrogeology Investigation and Studies

3.
The assumption that sufficient water will be obtained from mine dewatering to meet project requirements is critically dependent on the findings of hydrogeological investigations recommended to be carried out as part of detailed further study. A depression in the contact zone between the Tertiary volcanics and the Cretaceous sediments in the area overlying the Valdecañas Vein is an area that could potentially host a significant aquifer.

4.
Further geotechnical data collection is necessary to increase confidence in the estimation of stable stope dimensions and to better define ground support requirements. A program of geotechnical core logging is also recommended for all infill drillholes targeting the Valdecañas, Desprendido, and Juanicipio veins.

5.
Geotechnical interval logging of core is recommended from at least ten additional drillholes that intersect the Valdecañas and Desprendido veins at ‘pierce-points’ evenly distributed across the vein. Interval logging should be of ‘raw’ geotechnical parameters to allow rock mass classification by either the Q system (after Barton et al, 1974) or RMR. The number of joint sets and joint surface roughness should also be recorded to enable calculation of Q values. Joint surface roughness should be recorded as a description (e.g. Rough and Undulating) rather than as an index value. If more than one value of each parameter is recorded per interval, it should be explicitly stated what each represents. It is recommended that the entire length of core is logged for approximately half of the drillholes.

6.
Of the ten drillholes required for geotechnical interval logging, core from at least five should be oriented to allow detailed structural logging. Structural logging should incorporate collection of orientation data (‘alpha’ and ‘beta’ angles) together with surface roughness and mineral infill properties for each natural structure in the core.

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7.
Specific geotechnical drillholes will be required for investigation of planned infrastructure including box cut and portal location, decline route, and ventilation raise/shaft alignments. Other geotechnical drilling will be required for other surface infrastructure, including the mill site and tailings storage facility.

8.	Compilation and interpretation of rock mass weathering data is recommended to develop a 3D model of the weathering profile.

9.	A structural model should be developed to assist in geological interpretation and geotechnical understanding of the rock mass conditions associated with each fault interpreted.

10.	The development of minimum ground support standards is recommended before any mine development commences.

26.3	Mine Design

11.
The option of installing a hoisting shaft to a depth of approximately 450 m should be investigated in more detail, particularly in regards to establishing a reliable cost estimate for constructing the shaft. However, the decision on whether or not to construct a hoisting shaft is not critical to a decision to proceed with the proposed decline trucking option. A decision to proceed with the decline trucking option does not preclude construction of a shaft at a later date.

12.
Geotechnical investigations and further cost analysis are required to determine the most cost effective way of constructing the proposed ventilation shafts, either by raiseboring at larger diameters than those proposed in the study, or by blind sinking a single exhaust shaft.

13.
Test work is recommended to determine the likely tailings sizing curve and to determine the need, or otherwise, to cyclone the tailings stream prior to the paste fill plant. The tailings sizing curve will be required to determine the proportion of the tailings stream that could be used for paste fill.

14.	A program of paste fill test work is recommended during the next stage of study. The tests should include:

-	Uniaxial compressive strengths at 7, 14, and 28 day cure age on test samples containing 3%, 6%, and 9% cement.

-	Measurement of the shear yield stress of the cemented tailings as a function of solids concentration for shear yield stresses in the range of 50 Pa to 500 Pa.

-	Measurement of the shear stress (and hence viscosity) as a function of shear rate for the cemented tailings at a solids concentration corresponding to a shear yield stress of 250 Pa.

15.	It is recommended that the proposed mine design be updated with the results of the geological, geotechnical and hydrogeological investigations and other studies described above.

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26.4	Metallurgy

16.	Additional comminution tests are recommended including specific tests such as the JKMRC drop weight test, and simulation to better define grinding and cyclone classification parameters.

17.	Gravity test work utilizing centrifugal concentrator devices is recommended to confirm the potential for enhancing gold recovery and provide design parameters for a gravity circuit.

18.
A final round of flotation test work, including locked cycle tests, is recommended to confirm design parameters for a full circuit, including cleaners, and re-circulated streams. The test work should include variability testing on high-grade lead and zinc samples to ensure that floatation capacity is sufficient to handle short term peaks in grade.

19.
Further studies and test work are recommended to assess technical requirements for producing a gold-rich pyrite concentrate for sale. The studies should include investigations relating to concentrate marketing.

20.
Discussions with potential customers are recommended to better define likely concentrate payment terms. The discussions should be directed towards establishing provisional concentrate off-take agreements.

26.5	Infrastructure

21.	Detailed studies, including geotechnical investigations will be required leading to the design of the surface infrastructure, (plant site, roads, TSF, water supply and power supply options).

22.	Investigations into sharing of existing infrastructure used by other mines in the district should be carried out.

26.6	Environmental and Permitting

23.	Environmental and social impact studies will be required for the proposed mine site access road and TSF.

24.	Tenure and access rights to land required for the access road, TSF, and power line route will need to be investigated during further studies.

26.7	Update Cost Estimation

25.	Project cost estimates should be prepared at a level consistent with those required for a detailed feasibility study.

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27	REFERENCES

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Brown, A., Cole, F. & Couture, J-F. 23 April 2009. Mineral Resource Evaluation, Valdecañas Silver-Gold Project, Zacatecas State, Mexico. Report prepared for Minera Juanicipio S.A. de C.V. by SRK Consulting. Available on SEDAR.

Brown, A., Cole, F. & Couture, J-F. 8 February 2011.  December 31, 2010 Audited Mineral Resource Statement for Minera Juanicipio S.A. Unpublished memorandum to David Giles of Fresnillo plc, with copy to Dan MacInnis of MAG Silver Corp. by SRK Consulting.

Buchanan, L.J. 1981. Precious metal deposits associated with volcanic environments in the South-west: Arizona Geological Society Digest, v. 14, p. 237−262.

Chartier, D., Cole, F. & Couture, J-F. 25 July 2008. Mineral Resource Estimation, Valdecañas Silver-Gold Project, Zacatecas State, Mexico. Report prepared for MAG Silver Corp. by SRK Consulting. Available on SEDAR.

Couture, J-F., Brown, A. & Cole, F. 12 February 2010. 2010a December 31, 2009 Audited Mineral Resource Statement for Minera Juanicipio S.A. Unpublished memorandum to David Giles of Fresnillo plc, with copy to Dan MacInnis of MAG Silver Corp. by SRK Consulting.

Couture, J-F., Cole, F. & Brown, A. 8 July 2010. Audited Mineral Resource Statement for Minera Juanicipio .SA. Unpublished memorandum to David Giles of Fresnillo plc. and Dan MacInnis of MAG Silver Corp. with copy to Leopoldo Gonzalez and Sadot Gomez of Fresnillo plc. by SRK Consulting.

Creel, Garcia-Cuellar, Aiza y Enríquez. 21 June 2012. “Juanicipio 1 Mining Concession”. Unpublished letter to Mike Thomas.

Fresnillo plc. June 2011. 2011a Proyecto JUANICIPIO, Veta Valdecañas. Estimación de Recursos de Mineral, Etapa VII-L. Presentation by the technical staff of Fresnillo plc and dated June 2011 in pdf format at the inaugural meeting of the present resource estimation project, 16 August 2011.

Fresnillo plc. 16 August 2011. 2011b Proyecto JUANICIPIO, Veta Juanicipio. Estimación de Recursos de Mineral, Etapa VII-L. Presentation by the technical staff of Fresnillo plc on August 16 and dated June 2011 in pdf format.

Gonzales, P, Guerro, J.J, Alcaraz, G.I. 8 May 2008. “Proyecto Juanicipio 002-102606 Recuperacion de Oro, Plata, Plomo y Zinc”. Reporte de Avance No. 1. Available Servicios Industriales Penoles, S.A. de C.V.

Gonzales, P, Alcaraz, G.I. 30 June 2009. “Proyecto Juanicipio 002-OT10-016-09 Recuperacion de Oro, Plata, Plomo y Zinc”. Reporte de Avance 1. Available Servicios Industriales Penoles, S.A. de C.V.

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Hurtado, M. 25 March 2012. “Minera Juanicipio project – PWC Tax Expert”. Unpublished email to Mike Thomas.

Mancera, S.C. 24 February 2012. Financial Statements for years ending 31 December 2011 and 2010 with Report of the independent auditors, to the shareholders of Minera Juanicipio, S.A. de C.V.”. Available Ernst & Young, Av Ejercito Nacional 843-B, Antara Polanco, 11520 Mexico, D.F.

Megaw, P.K.M., and Ramirez, R.L. 2001: Report on Phase 1 data compilation and geological, geochemical and geophysical study of the Juanicipio Claim, Fresnillo District, Zacatecas, Mexico. Report prepared for Minera Sunshine de Mexico S.A. de C.V.

Megaw, P. K.M. 2010. Discovery of the Silver-Rich Juanicipio-Valdecañas Vein Zone, Western Fresnillo District, Zacatecas, Mexico. Society of Economic Geologists, Inc. Special Publication 15, pp. 119–132.

Neil S. Seldon & Associates Ltd. January 2012. “Report on market implications for lead and zinc concentrates expected to be produced by the Joint Venture partners in the Juanicipio Project in Mexico”. Available Neil S. Seldon & Associates Ltd, 2918 Mathers Ave, West Vancouver, BC, V7V 2K1, Canada.

Thalenhorst, H. November 2011. “Minera Resource Estimate, Minera Juanicipio, S.A. de C.V., Zacatecas, Mexico”. Available Strathcona Mineral Services Limited, 20 Toronto Street, Toronto, Canada.

Robertson, J., Siepka, A., & Wells, P. 20 August 2009. Valdecañas Project – Scoping Study. NI 43-101 Technical Report. Report prepared for Minera Juanicipio S.A. de C.V. by Wardrop Engineering. Available on SEDAR

Ross, D.A. January 2011. “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico”. NI 43-101 Report. Scott Wilson Roscoe Postle Associates Inc, 55 University Avenue, Toronto, Canada. Available on SEDAR

Ross, D.A. February 2012. “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico”. NI 43-101 Report. Roscoe Postle Associates Inc, 55 University Avenue, Toronto, Canada. Available on SEDAR

Ross, D.A, & Roscoe, W. 8 April 2009 Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico. Report by Scott Wilson Roscoe Postle Associates Inc. Available on SEDAR.

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Sawkins, F.J. 1988. Anatomy of a world-class silver system, and implications for exploration, Fresnillo District, Zacatecas, Mexico, in Jones, M.J. ed., Silver. Exploration, mining and treatment: Institution of Mining and Metallurgy, pp. 33−39.

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Simmons, S. F. 1991. Hydrologic Implications of Alteration and Fluid Inclusion Studies in the Fresnillo District, Mexico: Evidence for a Brine Reservoir and a Descending Water Table during the Formation of Hydrothermal Ag-Pb-Zn Orebodies. Economic Geology, v. 86, pp. 579-1601.

Velador. J. M. May 2010. Timing and Origin of Intermediate Sulfidation Epithermal Veins and Geochemical Zoning in the Fresnillo District, Mexico: Constrained by 40Ar/39Ar Geochronology, Fluid Inclusions, Gas Analysis, Stable Isotopes, and Metal Ratios. Doctoral Thesis, New Mexico Institute of Mining and Technology Department of Earth and Environmental Sciences.

Velador, J. M., Heizler, M. T. & Campbell, A. R. 2010. Timing of Magmatic Activity and Mineralization and Evidence of a Long-Lived Hydrothermal System in the Fresnillo Silver District, Mexico: Constraints from 40Ar/39Ar Geochronology. Economic Geology, v.105, pp. 1335–1349.

Wendt, C.J. 2002. The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico. Technical report prepared for Mega Capital Investments.

Wetherup, S. 5 July 2006. Independent Technical Report, Juanicipio Silver Project, Zacatecas State, Mexico. Report by Caracle Creek International Consulting Inc. Available on SEDAR.

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